  AS FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION ON MAY 7,
                                      1999

                                                 REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                                  VAXGEN, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

            DELAWARE                           2834                          94-3236309
(STATE OR OTHER JURISDICTION OF    (PRIMARY STANDARD INDUSTRIAL           (I.R.S. EMPLOYER
 INCORPORATION OR ORGANIZATION)    CLASSIFICATION CODE NUMBER)          IDENTIFICATION NO.)

                        1000 MARINA BOULEVARD, SUITE 200
                           BRISBANE, CALIFORNIA 94005
                                 (650) 624-1000
   (ADDRESS, INCLUDING ZIP CODE AND TELEPHONE NUMBER, INCLUDING AREA CODE OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

            ROBERT C. NOWINSKI, CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                        1000 MARINA BOULEVARD, SUITE 200
                           BRISBANE, CALIFORNIA 94005
                               TEL (650) 624-1000
                               FAX (650) 624-1001
(NAME, ADDRESS, INCLUDING ZIP CODE AND TELEPHONE NUMBER, INCLUDING AREA CODE OF
                               AGENT FOR SERVICE)

                                   COPIES TO:

              BENJAMIN F. STEPHENS                               SUSAN L. PRESTON
               WILLIAM W. BARKER                                KATHRYN A. WALKER
                MARK F. HOFFMAN                                 COOLEY GODWARD LLP
    GRAHAM & JAMES LLP/RIDDELL WILLIAMS P.S.                   4205 CARILLON POINT
      1001 FOURTH AVENUE PLAZA, SUITE 4500                  KIRKLAND, WASHINGTON 98033
           SEATTLE, WASHINGTON 98154                           TEL: (425) 893-7700
              TEL: (206) 624-3600                              FAX: (425) 893-7777
              FAX: (206) 389-1708

          APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC:
  As soon as practicable after this registration statement becomes effective.

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: [ ]

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]

     If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [ ]

                        CALCULATION OF REGISTRATION FEE

------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------
                                                            PROPOSED MAXIMUM
                TITLE OF EACH CLASS OF                     AGGREGATE OFFERING              AMOUNT OF
             SECURITIES TO BE REGISTERED                        PRICE(1)               REGISTRATION FEE
------------------------------------------------------------------------------------------------------------
Common Stock, $0.01 par value.........................         $53,475,000                  $14,866
------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------

(1) Estimated pursuant to Rule 457(o) under the Securities Act solely for the purpose of calculating the registration fee.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                             DESCRIPTION OF ARTWORK


Inside Front Cover:



Introductory text: Preventing HIV infection with AIDSVAX

Graphics on blue background depicting:

          (1) gp120 molecule, arrow pointing to gp120

     TEXT: HIV virus, gp120

          (2) creation of synthetic gp120

     TEXT: Synthetic gp120 created by genetic engineering

          (3) Injection of AIDSVAX in arm of vaccinee

     TEXT: AIDSVAX vaccine, AIDSVAX induces antibodies in blood

          (4) binding of antibodies to gp120

     TEXT: Protection, Antibodies to gp120 block HIV infection

                            DESCRIPTION OF ARTWORK

INSIDE BACK COVER:

Graphic depicting: Colored map of the world on blue background with vertical bars indicating number of people living with HIV/AIDS.

TEXT: People Living with HIV/AIDS

        North America                              890,000
        Caribbean                                  330,000
        Latin America                            1,400,000
        North Africa, Middle East                  210,000
        Western Europe                             500,000
        Sub Saharan Africa                      22,500,000
        South and South-East Asia                6,700,000
        Eastern Europe, Central Asia               270,000
        East Asia and Pacific                      560,000
        Australia and New Zealand                   12,000
            Total:  33.4 million

        Source: UNAIDS, AIDS Epidemic Update, Dec. 1998

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. VAXGEN MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                      SUBJECT TO COMPLETION -- MAY 7, 1999

PROSPECTUS
--------------------------------------------------------------------------------

                                3,100,000 Shares
                                 [VAXGEN LOGO]

                                  Common Stock
--------------------------------------------------------------------------------

VaxGen, Inc. is offering 3,100,000 shares of its common stock in an initial public offering. Prior to this offering, there has been no public market for VaxGen's common stock.

VaxGen is developing preventive vaccines for worldwide use against HIV. We are conducting two large-scale Phase III clinical trials, one in North America and one in Thailand.

It is anticipated that the public offering price will be between $13.00 and $15.00 per share. The shares of VaxGen will be quoted, subject to approval, in the Nasdaq National Market under the symbol "VXGN".

                                                              Per Share      Total

Public offering price.......................................  $            $
Underwriting discounts and commissions......................  $            $
Proceeds, before expenses, to VaxGen........................  $            $

SEE "RISK FACTORS" ON PAGES 6 TO 10 FOR FACTORS THAT SHOULD BE CONSIDERED BEFORE INVESTING IN THE SHARES OF VAXGEN.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

--------------------------------------------------------------------------------

The underwriters may, under certain circumstances, purchase up to 465,000 additional shares from VaxGen at the public offering price, less underwriting discounts and commissions. Delivery and payment for the shares will be on
          .

PRUDENTIAL SECURITIES                                     PUNK, ZIEGEL & COMPANY

            , 1999

                          [GRAPHICS TO BE DETERMINED]

                             DESCRIPTION OF ARTWORK

Inside Front Cover:

Introductory text: Preventing HIV infection with AIDSVAX Graphics on blue background depicting:

(1) gp120 molecule, arrow pointing to gp120
TEXT: HIV virus, gp120

(2) creation of synthetic gp120
TEXT: Synthetic gp120 created by genetic engineering

(3) Injection of AIDSVAX in arm of vaccinee
TEXT: AIDSVAX vaccine, AIDSVAX induces antibodies in blood

(4) binding at antibodies to gp120
TEXT: Protection, Antibodies to gp120 block HIV infection

                               TABLE OF CONTENTS

                                     PAGE
                                     ----
Prospectus Summary.................    3
Risk Factors.......................    6
Forward Looking Statements.........   10
Use of Proceeds....................   11
Dividend Policy....................   11
Dilution...........................   12
Capitalization.....................   13
Selected Financial Data............   14
Management's Discussion and
  Analysis of Financial Condition
  and Results of Operations........   15

                                     PAGE
                                     ----
Business...........................   19
Management.........................   39
Certain Transactions...............   45
Principal Stockholders.............   46
Description of Capital Stock.......   47
Shares Eligible for Future Sale....   49
Underwriting.......................   50
Legal Matters......................   51
Experts............................   51
Where You Can Find More
  Information......................   51
Index to Financial Statements......  F-1

--------------------------------------------------------------------------------

The terms "VaxGen", "Company", "we", "our" and "us" refer to VaxGen, Inc. unless the context suggests otherwise. The term "Genentech" refers to Genentech, Inc. The term "you" refers to a prospective investor.

     AIDSVAX(R) is a registered trademark of VaxGen. Our web site address is www.vaxgen.com. Information contained on our web site is not a part of this prospectus.
--------------------------------------------------------------------------------

     You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front cover of this prospectus.

                               PROSPECTUS SUMMARY

     This summary highlights information contained elsewhere in this prospectus. This summary is not complete and may not contain all of the information that investors should consider before investing in the common stock of VaxGen. Investors should read the entire prospectus carefully.

                                  THE COMPANY

     We are developing preventive vaccines for worldwide use against HIV. We are conducting two large-scale Phase III clinical trials of our AIDSVAX vaccines, one principally in North America and one in Thailand. To date, we are the only company to advance an HIV vaccine into Phase III clinical trials. If the Phase III clinical trials are successful, we will apply to the United States Food and Drug Administration and foreign regulatory authorities for licenses to manufacture and sell AIDSVAX in the United States and abroad.

     Initial development of AIDSVAX was funded by Genentech at a cost of over $50 million during a period of nearly ten years. We were formed in November 1995 to complete the development of, and commercialize, AIDSVAX in partnership with Genentech. Genentech licensed to us the technology necessary for development and commercialization of AIDSVAX.

  The HIV/AIDS Epidemic

     HIV/AIDS is one of the largest epidemics in human history. According to the World Health Organization and UNAIDS:

     - in just two decades, over 47 million people have been infected with HIV worldwide;

     - 14 million lives have been claimed by AIDS;

     - each day approximately 16,000 individuals become infected with HIV; and

     - AIDS is one of the top five fatal diseases worldwide.

     We believe that, because of the magnitude and severity of the epidemic, an HIV vaccine would have one of the largest population-based markets in the history of modern medicine.

  Our Vaccines

     Our vaccines are designed to prevent infection by HIV, rather than treat established infection. Because AIDSVAX contains synthetic copies of proteins from the surface of HIV, it is incapable of causing HIV infection. Humans vaccinated with AIDSVAX form antibodies against HIV which, in laboratory tests, bind to the virus and neutralize its infectivity. Vaccination with AIDSVAX also stimulates immune memory, training the immune system to mobilize rapidly in the event of future exposure to HIV.

     We believe that AIDSVAX will be successful for the following reasons:

     - EFFICACY: In Phase II clinical trials, all human volunteers vaccinated with AIDSVAX developed neutralizing antibodies to HIV. In chimpanzees, vaccination with AIDSVAX protected chimps against infection upon subsequent injection with infectious HIV. The level of neutralizing antibodies in humans vaccinated with AIDSVAX equaled or exceeded that observed in vaccinated chimps.

     - SAFETY: In Phase I/II clinical trials, none of the 2,000 human volunteers vaccinated with AIDSVAX had serious side effects.

     - HIV COVERAGE: AIDSVAX is designed to neutralize the majority of HIV subtypes and strains encountered during natural infection in the regions where we are conducting Phase III clinical trials.

     - BROAD USE: AIDSVAX has no clinical impact on people previously infected with HIV. We believe, therefore, that AIDSVAX will be used without requiring the prescreening of recipients. This is particularly advantageous in populations where there is a high rate of HIV-infected people.

     - MANUFACTURING: Genentech has manufactured AIDSVAX in commercial quantities.

     - VACCINE RATIONALE: The design of AIDSVAX follows that of previous successful vaccines, such as hepatitis B vaccine. The blocking of HIV infection by neutralizing antibody conforms with generally accepted principles of vaccinology.

  Our Clinical Trials

     We are conducting Phase III clinical trials of AIDSVAX to determine whether AIDSVAX protects humans from HIV infection by sexual transmission or injection drug use. The North American Phase III trial is designed for 5,400 volunteers. It is being conducted in 56 clinics across the United States. It is also being tested in one clinic in Puerto Rico, one clinic in Canada and one clinic in The Netherlands. In Thailand, the Phase III clinical trial is designed for 2,500 volunteers and is being conducted in 17 clinical sites in Bangkok.

     To gain regulatory approval for AIDSVAX, we believe the vaccine must reduce the level of HIV infection by 30% or more. This is based on meetings and documented discussions we have had with the FDA and its Vaccines and Related Biological Products Advisory Committee.

     Our clinical protocol provides for two opportunities to measure efficacy:

     - An independent monitoring board will conduct an interim analysis approximately midway through the observation period of each clinical trial. Should AIDSVAX meet the 30% threshold, the independent monitoring board will stop the trial and we will submit an application for regulatory approval.

     - If the 30% threshold is not met at the interim analysis, we will have a second opportunity to determine the vaccine's efficacy at the completion of the trial.

  Our Strategic Relationships

     We intend to use Genentech as our partner to manufacture and distribute AIDSVAX. Genentech has exclusive options to manufacture and market AIDSVAX on specified financial terms. If Genentech does not exercise its options, we have the right to pursue third party arrangements, with Genentech providing the transfer of technology necessary to manufacture AIDSVAX.

     We will work with two federal agencies in relation to our North American Phase III trial: the Centers for Disease Control and Prevention and the National Institute for Allergy and Infectious Diseases. The Centers for Disease Control and Prevention have proposed to co-sponsor the Phase III trial and to fund $8.0 million over a period of four years. The National Institute for Allergy and Infectious Diseases is working with us on a $4.6 million program related to the Phase III clinical trial. The purpose of this program is to obtain and store specimens for studies on the immune system.

     We also intend to work selectively with other companies that are developing vaccines for HIV. For example, we are working with Pasteur Merieux Connaught to co-develop an alternative HIV vaccine. This vaccine will combine technologies and components provided by Pasteur Merieux Connaught and us. We anticipate that such a combination vaccine could enter Phase III clinical trials by 2001.

     We believe we have a strong competitive lead in the development of an HIV vaccine. We are the only company worldwide with Phase III clinical trials of an HIV vaccine underway. In addition to having the advantage of lead-time, we also have an exclusive license from Genentech to a portfolio of U.S. and foreign patents on AIDSVAX and associated technology, consisting of 52 issued patents and 44 pending patent applications.

  Our Management Team

     Our management team, together with Genentech, has extensive experience in the international arena of HIV research, public health policy, and the practical aspects of developing, manufacturing and marketing biological products. Our President is Donald Francis, M.D. During his 20-year tenure at the Centers for Disease Control, he was involved in the control or eradication of several epidemics, including a major epidemic of cholera in Africa, smallpox in India and the first known outbreak of the Ebola virus. He subsequently was the lead clinician for the Phase III trial of the hepatitis B vaccine. Our Chairman of the Board and Chief Executive Officer is Robert Nowinski, Ph.D. Dr. Nowinski is a pioneering executive in the biotechnology industry, having founded three publicly-traded biotechnology companies (Genetic Systems Corp., 1981, ICOS Corp., 1989, and PathoGenesis Corp., 1991). Our Senior Vice President, Research & Development is Phillip Berman, Ph.D., who is an inventor of AIDSVAX and a former senior scientist at Genentech.

     VaxGen, Inc. was incorporated in Delaware in November 1995. Our principal executive offices are located at 1000 Marina Boulevard, Suite 200, Brisbane, CA 94005, and our telephone number is (650) 624-1000.

                                  THE OFFERING

Shares offered by VaxGen....................     3,100,000 shares

Total shares outstanding after this
offering....................................    10,785,161 shares(1)

Use of proceeds.............................    To complete Phase III clinical
                                                trials of AIDSVAX in North
                                                America and Thailand, develop
                                                data management systems, apply
                                                for regulatory approval and for
                                                working capital and other
                                                general corporate purposes.

Proposed Nasdaq National Market symbol......    VXGN
---------------
(1) Reflects a one-for-two reverse stock split effective on April 9, 1999, and does not include: (a) 891,671 shares of common stock issuable on exercise of stock options outstanding at April 15, 1999 at a weighted average exercise price of $8.33 per share; (b) 861,150 shares of common stock reserved for future issuance under our 1996 stock option plan; (c) 28,929 shares of common stock reserved for future issuances under our 1998 Director Stock Option Plan; (d) 309,825 shares of common stock issuable on exercise of warrants at April 15, 1999 at a weighted average exercise price of $7.73 per share; and (e) exercise of the underwriters' over-allotment option.

                         SUMMARY FINANCIAL INFORMATION

                                   PERIOD FROM
                                NOVEMBER 27, 1995            YEAR ENDED            THREE MONTHS ENDED
                                 (INCEPTION) TO             DECEMBER 31,                MARCH 31,
                                  DECEMBER 31,      ----------------------------   -------------------
                                      1995           1996      1997       1998       1998       1999
                                -----------------   -------   -------   --------   --------   --------
                                                (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Loss from operations..........        $(30)         $(2,054)  $(3,946)  $(10,176)  $(1,163)   $(4,044)
Net loss......................        $(30)         $(2,082)  $(3,060)  $ (9,163)  $  (857)   $(3,760)
                                      ====          =======   =======   ========   =======    =======
Net loss per share -- basic
  and diluted.................        $ --          $ (1.90)  $ (0.60)  $  (1.48)  $ (0.14)   $ (0.49)
                                      ====          =======   =======   ========   =======    =======
Weighted average shares
  outstanding -- basic and
  diluted.....................          --            1,093     5,096      6,185     6,066      7,619

                                                              AT             AT MARCH 31, 1999
                                                         DECEMBER 31,    -------------------------
                                                             1998        ACTUAL     AS ADJUSTED(1)
                                                         ------------    -------    --------------
                                                                      (IN THOUSANDS)
BALANCE SHEET DATA:
Cash, cash equivalents and investment securities.......    $19,468       $20,607       $59,707
Working capital........................................     17,866        19,318        58,418
Total assets...........................................     21,472        22,693        61,793
Stockholders' equity...................................     19,398        20,896        59,996

---------------
(1) As adjusted to give effect to the estimated net proceeds from the sale of the 3,100,000 shares of common stock to be sold in this offering at an assumed initial public offering price of $14.00 per share.

                                  RISK FACTORS

     You should carefully consider the following risk factors, in addition to the other information set forth in this prospectus, before purchasing shares of common stock of VaxGen. Each of these risk factors could adversely affect our business, operating results and financial condition, as well as adversely affect the value of an investment in our common stock.

  OUR SUCCESS IS ENTIRELY DEPENDENT UPON OUR ONLY PRODUCT CANDIDATE,
AIDSVAX. AIDSVAX is our only product candidate. We do not know whether AIDSVAX will be effective in preventing HIV infection. Our success will depend entirely on the success of AIDSVAX. In particular, we must be able to:

     - establish the safety and efficacy of AIDSVAX in humans;

     - obtain regulatory approvals for AIDSVAX; and

     - successfully commercialize AIDSVAX through collaborative relationships.

     If AIDSVAX does not obtain regulatory approval, we do not have other products from which to derive revenue.

  WE CANNOT BE CERTAIN WHEN OUR PHASE III CLINICAL TRIALS WILL BE COMPLETED, OR WHETHER THEY WILL BE SUCCESSFUL. We must provide the FDA and foreign regulatory authorities with clinical data that demonstrate the safety and efficacy of AIDSVAX before it can be approved for commercial sale. Clinical testing is a long, expensive and uncertain process. We cannot assure you that our clinical trials will be completed on schedule, that the clinical data will be adequate for regulatory submission or that regulatory authorities will approve AIDSVAX. Our trials could be delayed for a variety of reasons, including:

     - delays in enrolling volunteers;

     - lower than anticipated retention rate of volunteers in the trial; or

     - serious adverse events related to the vaccine.

     Results of previous animal trials may not be relevant for determining the protective effect of AIDSVAX against HIV infection in humans. Preclinical and clinical data can be interpreted in different ways, which could delay, limit or prevent regulatory approval. Serious adverse events related to the vaccine during the trial could cause the trial to be prematurely terminated. Negative or inconclusive results could cause the trial to be unacceptable for submission to regulatory authorities.

  WE ARE SUBJECT TO EXTENSIVE REGULATIONS BY DOMESTIC AND FOREIGN REGULATIONS. AIDSVAX is subject to extensive government regulations related to: development, clinical trials, manufacturing and commercialization. The process of obtaining FDA and other regulatory approvals is costly, time consuming, uncertain and subject to unanticipated delays. With regard to the clinical trials, we cannot assure you that clinical data will be acceptable to regulatory authorities, if at all. We cannot assure you that regulatory authorities will approve AIDSVAX at our protocol established minimum efficacy threshold of 30%.

     The FDA may refuse to approve an application if it believes that applicable regulatory criteria are not satisfied. The FDA may also require additional testing for safety and efficacy. Moreover, if regulatory approval of a product is granted, the approval may be limited to specific indications. For instance, the FDA may approve the licenses for only high risk populations. Foreign regulatory authorities may apply similar limitations or may refuse to grant any approval.

     There can be no assurance that the FDA will approve AIDSVAX manufacturing processes and facilities. Should Genentech elect not to manufacture AIDSVAX, we must secure a third party manufacturer. We cannot assure you that we will successfully identify a third party manufacturer or that such third party manufacturing process and facilities will be granted FDA approval. At a minimum, the FDA will require equivalence testing between Genentech produced AIDSVAX and third party produced AIDSVAX. Depending upon differences in manufacturing processes, the FDA may also require additional clinical studies for safety and efficacy. Any failure to obtain or delay in obtaining such approvals would have a material adverse effect on our business, financial condition and results of operation.

     Even after regulatory approval for AIDSVAX is obtained, the AIDSVAX manufacturing facilities are subject to continual review and periodic inspection. Domestic manufacturing facilities are subject to preapproval and biennial inspections by the FDA and must comply with the FDA's Good Manufacturing Priorities regulations. In complying with these regulations, manufacturers must spend funds, time and effort in the area of production and quality control to ensure full technical compliance. The FDA stringently applies regulatory standards for manufacturing.

  WE DO NOT EXPECT AIDSVAX TO BE COMMERCIALLY AVAILABLE FOR AT LEAST FOUR
YEARS. AIDSVAX has not received regulatory approval for commercial sale. The Phase III clinical testing necessary before we can file an application with the FDA for product approval will take at least 36 months from the date of this prospectus. The FDA review process could take at least six months. We anticipate that it will take at least six months after obtaining regulatory approval for Genentech or another third party to begin commercialization of AIDSVAX. As a result, we do not believe that AIDSVAX will be on the market before 2003.

  WE HAVE ONLY A LIMITED OPERATING HISTORY AND WE EXPECT TO CONTINUE TO GENERATE LOSSES. To date we have engaged primarily in research, development and clinical testing. At March 31, 1999, we had an accumulated deficit of approximately $18.1 million. We sustained net losses of approximately $2.1 million in 1996, $3.1 million in 1997 and $9.2 million in 1998, and $3.8 million for the three months ended March 31, 1999. We expect to incur substantial losses for at least an additional four to five years.

  WE MAY NEED ADDITIONAL FUNDS. We cannot be certain that our existing capital resources, together with the net offering proceeds and anticipated funding from the Centers for Disease Control and Prevention and the National Institutes of Health, will be sufficient to support our current and planned operations for at least the next four years. We may need to raise additional funds if:

     - AIDSVAX is not sufficiently effective to commercialize in its current formulation;

     - our Phase III clinical trials are delayed, are not successful or are more costly than currently estimated;

     - commercialization of AIDSVAX is delayed for any other reason;

     - additional trials are required; or

     - we do not receive the anticipated funding from the Centers for Disease Control or the National Institutes of Health.

We cannot assure you that we will be able to raise sufficient funds in the future.

  WE RELY ON GENENTECH FOR THE MANUFACTURE OF AIDSVAX. OUR INABILITY TO MANUFACTURE AIDSVAX, AND OUR DEPENDENCE ON GENENTECH, MAY ADVERSELY IMPACT OUR BUSINESS. We have no manufacturing facilities. We are entirely dependent on third parties to produce AIDSVAX. To date, we have relied on Genentech for this purpose. Genentech currently has an exclusive option to manufacture AIDSVAX. We believe that Genentech is the manufacturer best able to produce AIDSVAX. Our license agreement with Genentech does not specify the price we will be required to pay Genentech for AIDSVAX.

     If Genentech does not manufacture AIDSVAX, we will need to locate and engage another manufacturer. The cost and time to establish manufacturing facilities to produce AIDSVAX would be substantial. As a result, using a manufacturer other than Genentech could delay bringing AIDSVAX to market. This delay could require us to raise additional funds.

     We cannot assure you that we will be able to enter into an agreement with a third party to manufacture AIDSVAX. We also have no way to determine the price we would be charged by a third party to manufacture AIDSVAX if Genentech does not manufacture AIDSVAX. Any manufacturer other than Genentech would have to prove both to us and to the FDA and to other regulatory authorities that its manufacturing process complies with government regulations.

  WE RELY ON GENENTECH FOR THE SALE, MARKETING AND COMMERCIALIZATION OF AIDSVAX. OUR LACK OF SALES AND MARKETING PERSONNEL, AND OF DISTRIBUTION RELATIONSHIPS, MAY ADVERSELY IMPACT OUR BUSINESS. We have no sales, marketing or commercialization capability. Genentech currently has an exclusive option to market and distribute AIDSVAX. We intend to rely on Genentech to provide an established distribution system and sales force to market AIDSVAX. If Genentech does not elect to exercise its option to market and distribute the product, we will need to locate and engage another partner to market and commercialize AIDSVAX. We cannot assure you that we will be able to establish marketing or commercialization arrangements with third parties on favorable terms.

  POLITICAL OR SOCIAL FACTORS MAY DELAY OR ADVERSELY AFFECT OUR ABILITY TO BRING AIDSVAX TO MARKET. Products developed for use in addressing the HIV/AIDS epidemic have been, and will continue to be, subject to competing and changing political and social pressures. The political and social response to the HIV/AIDS epidemic has been politically charged and unpredictable. These pressures can transcend national barriers. They may delay or cause resistance to bringing our product to market or limit pricing of our product.

  IF WE LOSE OUR LICENSE AGREEMENT WITH GENENTECH, OUR BUSINESS WILL BE ADVERSELY AFFECTED. We cannot conduct our business without the technology we license from Genentech. Our license agreement with Genentech permits Genentech to terminate the agreement, or terminate the exclusivity of our license, if we:

     - fail to use due diligence in developing, seeking regulatory approval for, marketing or commercializing products covered by the Genentech license agreement;

     - fail to file the first market approval application for AIDSVAX with the FDA prior to May 2002, subject to potential extension for up to two years in certain circumstances, any other extension being Genentech's sole decision;

     - breach the license agreement and fail to cure the breach within the time period provided in the agreement;

and we are not able to cure these breaches within the period provided in the Genentech license agreement. Genentech may also terminate the agreement at any time if we fail to maintain a tangible net worth of at least $1 million.

  VACCINES ARE DIFFICULT TO DEVELOP. Vaccine development is inherently difficult. It is often characterized by incremental, methodical advances before a highly effective vaccine is available. The HIV epidemic has occurred in a period of two decades. Consequently, the overall scientific knowledge of HIV is limited. While our research has indicated that gp120 is a critical protein in developing a preventive vaccine, other proteins may be necessary to develop a more potent vaccine. Also, we have selected alum as adjuvant for our vaccine. Other formulations of the vaccine may prove to be superior.

  FAILURE TO RETAIN KEY MANAGEMENT EMPLOYEES COULD ADVERSELY AFFECT OUR BUSINESS. We are highly dependent on our senior management and scientific staff, particularly Dr. Donald Francis, our President, Dr. Robert Nowinski, our Chairman and Chief Executive Officer, and Dr. Phillip Berman, our Senior Vice President, Research & Development. These individuals have played a critical role in developing the vaccine, raising financing and conducting clinical trials. The loss of the services of any of these key members of senior management may prevent us from achieving our business objectives.

  WE MAY NOT BE ABLE TO PROTECT OUR INTELLECTUAL PROPERTY OR OPERATE OUR BUSINESS WITHOUT INFRINGING INTELLECTUAL PROPERTY RIGHTS OF OTHERS. We rely on patent and other intellectual property protection to prevent our competitors from manufacturing and marketing AIDSVAX. Our technology, including technology licensed from Genentech, will be protected from unauthorized use by others only to the extent that it is covered by valid and enforceable patents or effectively maintained as trade secrets. As a result, our success depends on our ability, and Genentech's ability, to:

     - obtain patents;

     - protect trade secrets;

     - operate without infringing upon the proprietary rights of others; and

     - prevent others from infringing on our proprietary rights.

     We cannot be certain that our patents or patents that we license from Genentech will be enforceable and afford protection against competitors. We cannot assure you that our operations or technology will not infringe intellectual property rights of others.

  A FORMER BOARD MEMBER HAS MADE ALLEGATIONS AND CLAIMS AGAINST US. Mr. Daniel Reiner was a member of our board of directors from March 1998 to April 1999. After being notified that he would not be renominated to the board of directors in 1999, he notified our board of directors that he believed that:

     - we had entered into an employment agreement with him;

     - we were in breach of the alleged employment agreement;

     - we breached an agreement to keep him on the board of directors;

     - management of VaxGen had wasted corporate assets; and

     - members of management made misrepresentations of fact in connection with our private placement in 1997.

     In response to Mr. Reiner's allegations, we formed a special committee of the board of directors, consisting entirely of non-employee directors, to investigate his claims. As part of its investigation, the special committee interviewed several officers and board members, including Mr. Reiner. The special committee presented its findings to the board of directors on March 11, 1999. The special committee concluded that it was not necessary for the board of directors to take any action in response to any of the claims made.

     We believe Mr. Reiner's claims are without merit. However, there can be no assurance that Mr. Reiner will not continue to pursue these claims. Nor can there be any assurance that if he did pursue these claims further that they would be resolved in our favor. If Mr. Reiner pursues these claims further, we intend to vigorously defend the claims.

  WE MAY BECOME SUBJECT TO PRODUCT LIABILITY CLAIMS. We face an inherent risk of exposure to product liability suits in connection with AIDSVAX vaccines being tested in human clinical trials and products that may be sold commercially. We may be subject to a product liability suit if AIDSVAX causes injury, or if vaccinated individuals subsequently become infected with HIV. Product liability claims may result in decreased demand for a vaccine, even if the claims have no merit. A liability claim, regardless of merit or eventual outcome, could materially adversely affect our business, results of operation and financial condition.

     THIS OFFERING'S NET PROCEEDS MAY BE ALLOCATED IN WAYS WITH WHICH YOU AND OTHER STOCKHOLDERS MAY NOT AGREE. Management will have significant flexibility in applying the net proceeds of this offering. See "Use of Proceeds" for a discussion of our intended uses of the net proceeds of this offering.

     PURCHASERS OF COMMON STOCK IN THIS OFFERING WILL EXPERIENCE IMMEDIATE AND SUBSTANTIAL DILUTION. Investors in this offering will contribute $43,400,000 of the total amount paid by all investors in our company but will own only 3,100,000 of the shares outstanding.

     PRIOR TO THIS OFFERING, THERE HAS BEEN NO PUBLIC MARKET FOR OUR COMMON STOCK. AFTER THIS OFFERING, ITS MARKET PRICE MAY FLUCTUATE WIDELY. The factors that could cause the market price of our common stock to fluctuate include:

     - future announcement concerning us or our competitors;

     - quarterly fluctuations in operating results;

     - changes in earnings estimates or recommendations by analysts; or

     - unsubstantiated reports concerning us or the status of our trials.

     FUTURE SALES OF OUR COMMON STOCK IN THE PUBLIC MARKET COULD LOWER OUR STOCK PRICE AND IMPAIR OUR ABILITY TO RAISE FUNDS IN NEW STOCK OFFERINGS. The market price of our common stock could drop due to sales of a large number of shares of our common stock or the perception that these sales could occur. These factors could also make it more difficult to raise funds through future offerings of common stock.

     After this offering, we will have 10,785,161 shares of common stock outstanding. If the underwriters exercise their over-allotment option in full, we will have 11,250,161 shares outstanding. The 3,100,000 shares of common stock (3,565,000 shares if the underwriters exercise their over-allotment option in full) sold in this offering will be freely tradeable without restrictions under the securities act, except for any shares purchased by one of our affiliates, which will be limited by Rule 144 under the Securities Act. Our officers and directors and stockholders have entered into lock-up agreements pursuant to which they have agreed not to offer or sell any shares of common stock for a period of 180 days after this offering. Also, Prudential Securities may, at any time and without notice, waive the terms of these lock-up agreements. Upon expiration of this lock-up period shares may be sold in the future without registration. See Underwriting for a more detailed discussion. The remaining 7,685,161 shares are "restricted securities" within the meaning of Rule 143. Holders of these shares generally will be entitled to sell them in the public market without registration. See Shares Eligible for Future Sale for a more detailed discussion.

                           FORWARD-LOOKING STATEMENTS

     This prospectus includes forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting the financial condition of our business. These forward-looking statements are subject to a number of risks, uncertainties and assumptions about VaxGen, including, among other things:

     - general economic and business conditions;

     - our expectations and estimates concerning future financial performance, financing plans and the impact of competition;

     - anticipated trends in our business;

     - existing and future regulations affecting our business; and

     - other risk factors set forth under "Risk Factors" in this prospectus.

     In addition, in this prospectus, the words "believe", "may", "will", "estimate", "continue", "anticipate", "intend", "expect" and similar expressions, as they relate to VaxGen, our business or our management, are intended to identify forward-looking statements.

     We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks and uncertainties, the forward-looking events and circumstances discussed in this prospectus may not occur and actual results could differ materially from those anticipated or implied in the forward-looking statements.

                                USE OF PROCEEDS

     The net proceeds to VaxGen from the sale of the common stock in this offering, assuming a public offering price of $14.00 per share, are estimated to be $39.1 million ($45.1 million if the underwriters exercise their over-allotment option in full), after deducting underwriting discounts and commissions and offering expenses. We intend to use these net proceeds as follows:

     - to complete Phase III clinical trials of AIDSVAX, including the costs to engage medical clinics to perform the clinical trials;

     - development and operation of laboratory and data management systems;

     - costs of obtaining regulatory approvals; and

     - administrative costs and general corporate purposes.

     We have not determined the amount of net proceeds to be used for each of the specific purposes indicated. Accordingly, we will have broad discretion to use the proceeds as we see fit. Pending such uses, we may invest the net proceeds temporarily in short-term, investment grade, interest-bearing securities or guaranteed obligations of the United States government.

                                DIVIDEND POLICY

     We have not declared or paid dividends. We do not anticipate declaring or paying dividends in the foreseeable future.

                                    DILUTION

     Purchasers of common stock will experience immediate and substantial dilution in the net tangible book value of the common stock from the initial public offering price. Net tangible book value per share is equal to the amount of total net tangible assets less total liabilities divided by the number of outstanding shares. After giving effect to the application of the sale of 3,100,000 shares of common stock at an assumed initial public offering price of $14.00 per share and after the deduction of underwriting discounts and commissions and estimated offering expenses, VaxGen would have had a net tangible book value per share at March 31, 1999 of $60.0 million, or $5.56 per share. This is an immediate increase in net tangible book value of $2.84 per share to existing stockholders and an immediate and substantial dilution of $8.44 per share to new investors purchasing common stock in this offering. The following table illustrates the per share dilution.

Assumed initial public offering price..............................    $14.00
  Net tangible book value at March 31, 1999.................  $2.72
  Increase attributable to new investors....................   2.84
                                                              -----
Net tangible book value after the offering.........................      5.56
                                                                       ------
Dilution in net tangible book value to new investors...............    $ 8.44
                                                                       ======

     The following table summarizes, at March 31, 1999, the differences between existing stockholders and new investors in this offering with respect to the number of shares of common stock purchased from VaxGen, the total consideration paid to VaxGen, and the average consideration paid per share before the deduction of underwriting discounts and commissions and estimated offering expenses paid by VaxGen.

                                      SHARES PURCHASED(1)      TOTAL CONSIDERATION
                                     ---------------------    ----------------------    AVERAGE PRICE
                                       NUMBER      PERCENT      AMOUNT       PERCENT      PER SHARE
                                     ----------    -------    -----------    -------    -------------
Existing stockholders..............   7,685,161      71.3%    $42,239,000      49.3%       $ 5.50
New investors......................   3,100,000      28.7%    $43,400,000      50.7%       $14.00
                                     ----------     -----     -----------     -----
          Total....................  10,785,161     100.0%    $85,639,000     100.0%       $ 7.94
                                     ==========     =====     ===========     =====

---------------
(1) If the underwriters' over-allotment option is exercised in full, the number of shares purchased by investors in the offering will be increased to 3,565,000.

                                 CAPITALIZATION

     The following table sets forth at March 31, 1999, the capitalization of VaxGen on an actual basis and as adjusted to reflect the application of estimated net proceeds of $39,100,000 from the sale of 3,100,000 shares of common stock offered by us at an assumed initial public offering price of $14.00 per share. This table should be read in conjunction with the financial statements and related notes appearing elsewhere in this prospectus.

                                                                AT MARCH 31, 1999
                                                              ----------------------
                                                               ACTUAL    AS ADJUSTED
                                                              --------   -----------
                                                                  (IN THOUSANDS)
Cash, cash equivalents and investment securities............  $ 20,607    $ 59,707
Long-term obligations.......................................        66          66
Stockholders' equity:
  Preferred stock, $0.01 par value, 20,000,000 shares
     authorized, none outstanding...........................        --          --
  Common stock, $0.01 par value; 20,000,000 shares
     authorized, 7,685,161 shares issued and outstanding,
     actual; 10,785,161 shares issued and outstanding, as
     adjusted(1)............................................        77         108
  Additional paid-in capital................................    38,886      77,955
  Accumulated other comprehensive income....................        28          28
  Deficit accumulated during the development stage..........   (18,095)    (18,095)
                                                              --------    --------
Total stockholders' equity..................................    20,896      59,996
                                                              --------    --------
Total capitalization........................................  $ 20,962    $ 60,062
                                                              ========    ========

---------------
(1) Reflects a one-for-two reverse stock split effective on April 9, 1999, and does not include: (a) 891,671 shares of common stock issuable on exercise of stock options outstanding at April 15, 1999 at a weighted average exercise price of $8.33 per share; (b) 861,150 shares of common stock reserved for future issuance under our 1996 stock option plan; (c) 28,929 shares of common stock reserved for future issuances under our 1998 Director Stock Option Plan; (d) 309,825 shares of common stock issuable on exercise of warrants at April 15, 1999 at a weighted average exercise price of $7.73 per share; and (e) exercise of the underwriters' over-allotment option.

                            SELECTED FINANCIAL DATA

     This selected financial information should be read with the financial statements, related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this prospectus. The statement of operations data for the years ended December 31, 1996, 1997 and 1998 and the balance sheet data at December 31, 1996, 1997 and 1998 are derived from our audited financial statements. The statement of operations data and balance sheet data for and at the periods ended December 31, 1995 and March 31, 1999 and for the period ended March 31, 1998 are derived from our unaudited financial statements.

                                       PERIOD FROM
                                       NOVEMBER 27,
                                           1995
                                       (INCEPTION)                                     THREE MONTHS
                                         THROUGH        YEAR ENDED DECEMBER 31,       ENDED MARCH 31,
                                       DECEMBER 31,   ----------------------------   -----------------
                                           1995        1996      1997       1998      1998      1999
                                       ------------   -------   -------   --------   -------   -------
                                                    (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
  Operating expenses
     Research and development........      $ (3)      $(1,683)  $(3,146)  $ (6,831)  $  (716)  $(3,038)
     General and administrative......       (27)         (371)     (800)    (3,345)     (447)   (1,006)
                                           ----       -------   -------   --------   -------   -------
  Loss from operations...............       (30)       (2,054)   (3,946)   (10,176)   (1,163)   (4,044)
  Total other income (expense),
     net.............................        --           (28)      886      1,013       306       284
                                           ----       -------   -------   --------   -------   -------
  Net loss...........................      $(30)      $(2,082)  $(3,060)  $ (9,163)  $  (857)  $(3,760)
                                           ====       =======   =======   ========   =======   =======
  Net loss per share -- basic and
     diluted.........................      $ --       $ (1.90)  $ (0.60)  $  (1.48)  $ (0.14)  $ (0.49)
                                           ====       =======   =======   ========   =======   =======
  Weighted average shares
     outstanding -- basic and
     diluted.........................        --         1,093     5,096      6,185     6,066     7,619

                                                              AT DECEMBER 31,                AT
                                                     ----------------------------------   MARCH 31,
                                                     1995    1996      1997      1998       1999
                                                     ----   -------   -------   -------   ---------
                                                                     (IN THOUSANDS)
BALANCE SHEET DATA:
     Cash, cash equivalents and investment
       securities..................................  $ --   $    38   $23,880   $19,468    $20,607
     Working capital (deficiency)..................   (15)   (1,458)   19,843    17,866     19,318
     Total assets..................................    11       229    24,301    21,472     22,693
     Long-term obligations.........................    15       795        --        --         66
     Total stockholders' equity (deficit)..........   (30)   (2,069)   19,882    19,398     20,896

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion and analysis should be read in conjunction with the "Selected Financial Data," financial statements and related notes included elsewhere in this prospectus.

OVERVIEW

     Initial development of AIDSVAX was funded by Genentech at a cost of over $50 million over a period of nearly ten years. In November 1995, we were formed to continue development of AIDSVAX in partnership with Genentech. In connection with our formation, Genentech licensed to us the technology necessary for completing development and commercialization of AIDSVAX.

     Since our formation, we have focused on developing and testing AIDSVAX. We recently commenced two Phase III clinical trials, one principally in North America and one in Thailand to determine efficacy of AIDSVAX. The North American Phase III clinical trial is being conducted in 59 clinical centers and is designed for 5,400 trial volunteers. The Thai Phase III clinical trial is being conducted in 17 clinical centers in Bangkok and is designed for 2,500 trial volunteers.

     In 1996, we entered into two agreements with Genentech: a services agreement and a license agreement. The services agreement defines the parties' day-to-day working relationship. Pursuant to this agreement, Genentech provides limited research and development, regulatory filings, and other administrative assistance. The services agreement was extended in January 1999 for two years.

     Under the license agreement, among other things, Genentech has committed to make limited amounts of AIDSVAX, and may elect to manufacture more AIDSVAX. Genentech has an option to manufacture AIDSVAX on specified financial terms. If Genentech does not exercise its option to manufacture, then we have the right to pursue third party arrangements. Genentech also has a marketing option, exercisable for 90 days after we submit our first filing with the FDA to obtain an exclusive worldwide license to use, market and sell AIDSVAX. If Genentech exercises the option, we will share net profits from the sale and license of AIDSVAX. If Genentech does not exercise the marketing option, then we will pay Genentech a royalty on all sales of AIDSVAX.

     To date, we have generated no operating revenues. We anticipate only modest revenues from government or other grants or from collaborations with other entities over the next three to five years. We have incurred losses since inception as a result of research and development and general and administrative expenses in support of our operations. As of March 31, 1999, we had a deficit accumulated during the development stage of $18,095,000. We anticipate incurring substantial losses over at least the next four to five years as we complete our clinical trials, apply for regulatory approvals, continue development of our technology and expand our operations.

     We believe that the net proceeds from this offering will be sufficient to complete our Phase III clinical trials, apply for regulatory approval in the United States and Thailand, and bring AIDSVAX to market. However, we may require additional funds. We do not currently have other sources of financing. Our future capital requirements depend on several factors, including:

     - the progress of our Phase III clinical trials;

     - the progress of other internal research and development projects;

     - the need for leasehold improvements to facilities and the purchase of additional capital equipment;

     - the availability of government research grants; and

     - the timing of revenue from AIDSVAX is delayed.

RESULTS OF OPERATIONS

  THREE MONTHS ENDED MARCH 31, 1999 COMPARED TO THE THREE MONTHS ENDED MARCH 31, 1998

  Research and development expense

     Research and development expense increased 324% from $716,000 for the three months ended March 31, 1998 to $3,038,000 for the three months ended March 31, 1999. This increase was primarily due to the ramping up of our North American and Thai Phase III clinical trials, including fees paid to third parties associated with conducting the trials and an increase in our internal staff for the purposes of working on the trials.

  General and administrative expense

     General and administrative expense increased 125% from $447,000 for the three months ended March 31, 1998 to $1,006,000 for the three months ended March 31, 1999. This increase was primarily due to additional personnel, professional service fees and costs associated with maintaining our larger office facilities.

  Total other income (expense), net

     Other income (expense), net, consisting primarily of interest income, decreased slightly from $306,000 for the three months ended March 31, 1998 to $284,000 for the three months ended March 31, 1999. This was primarily attributable to lower average balances of cash, cash equivalents and investment securities.

  YEAR ENDED DECEMBER 31, 1998 COMPARED TO YEAR ENDED DECEMBER 31, 1997

     Our activities in 1998 were focused on preparing for and commencing our Phase III clinical trials of AIDSVAX, developing data management systems, continuing research and development of AIDSVAX, and private financing activities.

  Research and development expense

     Research and development expense increased 117% from $3,146,000 in 1997 to $6,831,000 in 1998. This increase was primarily due to additional personnel, retaining consultants and contracting with clinics to facilitate the North American Phase III clinical trial that began in June 1998. The increase was partially offset by decreased vaccine production costs, as no vaccine production was required in 1998.

  General and administrative expense

     General and administrative expense increased 318% from $800,000 in 1997 to $3,345,000 in 1998. This increase was primarily due to an additional $900,000 in costs associated with efforts to increase public awareness of the North American Phase III clinical trial, an additional $800,000 in compensation expense associated with additional personnel and, an additional $345,000 in higher rent and related insurance costs associated with our move to larger facilities in September 1998.

  Total other income (expense), net

     Other income (expense), net, consisting primarily of interest income increased 14% from $886,000 in 1997 to $1,013,000 in 1998. This increase was due to higher average balances of cash, cash equivalents, and investment securities throughout the year resulting from our private placement completed in May 1997.

  YEAR ENDED DECEMBER 31, 1997 COMPARED TO YEAR ENDED DECEMBER 31, 1996

     Our activities in 1997 were focused on working with Genentech to develop and produce bivalent vaccine for use in our AIDSVAX clinical trials and our private financing activities.

  Research and development expense

     Research and development expense increased 87% from $1,683,000 in 1996 to $3,146,000 in 1997. This increase was primarily due to an additional $913,000 in payments to Genentech for development and production of bivalent vaccine, an additional $319,000 in compensation expense as we added clinical and data management personnel in preparation of human clinical trials, and an additional $155,000 in costs associated with Phase I and Phase II clinical trials for our bivalent AIDSVAX vaccine.

  General and administrative expense

     General and administrative expense increased 116% from $371,000 in 1996 to $800,000 in 1997. This increase was primarily due to higher compensation expense associated with additional personnel necessary to support operations.

  Total other income (expense), net

     Other income (expense), net in 1996 of ($28,000) represents interest expense on outstanding long term debt. In 1997, we earned other income (expense), net of $886,000, which represents primarily income earned on investments of cash, cash equivalents and investment securities.

LIQUIDITY AND CAPITAL RESOURCES

     Cash, cash equivalents and investment securities were $20,607,000 at March 31, 1999. We have financed our operations since inception through capital commitments from Genentech and private placements of equity securities. In the quarter ended March 31, 1999, we received net proceeds of $5,273,000 from private financing activities. In 1998, we received net proceeds of $8,604,000 from private financing activities. In 1997, we received net proceeds of $25,001,000 from private financing activities. To date, inflation has not had a material effect on our business.

     Since our inception, investing activities, other than purchases and sales of investment securities, have consisted entirely of equipment acquisitions. At March 31, 1999, our investment in equipment and leasehold improvements was $1,508,000, and we had committed to the expenditure of more than $1,400,000 for leasehold improvements and equipment to develop laboratory space. Net cash used in the three months ended March 31, 1999 for operating activities was $3,999,000. Net cash used in 1998 for operating activities was $11,810,000. Expenditures in both periods were a result of increased research and development costs and general and administrative expenses.

     We anticipate that the net proceeds from this offering and other sources of capital will enable us to meet our anticipated expenditures over the next three years, including, among other things:

     - expanding our facilities;

     - supporting our clinical trial efforts; and

     - continuing internal research and development.

     At December 31, 1998, we had net operating loss carryforwards of approximately $14,000,000 to offset any future federal taxable income. If not utilized, the tax net operating loss carryforwards will begin to expire in 2010. We also had research and development tax credit carryforwards at December 31, 1998, of approximately $440,000 for federal income tax purposes.

YEAR 2000 COMPLIANCE

     Many computer systems and software products are coded to accept only two digit entries in the date code field. Beginning in the year 2000 these date code fields will need to accept four digit entries to distinguish 21st century dates from 20th century dates. Systems that are not year 2000 compliant may cease to function. As a result, in less than one year computer systems and software used by many companies may need to be upgraded to be year 2000 compliant.

     We have completed the process of determining whether there are any critical areas of our business that are not year 2000 compliant. We presently estimate that the total cost of addressing any year 2000 problems will be less than $5,000. In arriving at this conclusion, we assumed that the year 2000 assessment, remediation and contingency plans of our third party suppliers will be fulfilled in a timely manner and without significant cost to us.

     We have contacted Genentech, our only material third party supplier as part of our year 2000 assessment to determine whether their year 2000 compliance might have a material adverse effect on us. Based on our discussions with Genentech, we do not believe that their year 2000 compliance will have a material adverse effect on us.

                                    BUSINESS

     We were formed in November 1995 to complete the development of, and commercialize, AIDSVAX, a preventive HIV vaccine. The original AIDSVAX technology was developed by Genentech and then licensed exclusively to us. We are currently testing AIDSVAX in humans in two large-scale Phase III clinical trials. These are the first Phase III clinical trials ever conducted for an HIV vaccine. If the Phase III clinical trials are considered successful, we plan to apply to the FDA and foreign regulatory authorities for licenses to manufacture and sell AIDSVAX in the United States and abroad.

     Our vaccine is designed to prevent infection by HIV, rather than treat established infection. AIDSVAX contains synthetic copies of the proteins from the surface of HIV. Since the vaccine contains no genetic material, vaccination with AIDSVAX is incapable of causing HIV infection. Instead, humans vaccinated with AIDSVAX form antibodies against HIV. Our laboratory tests demonstrate that these antibodies bind to the virus and neutralize its infectivity. Vaccination with AIDSVAX stimulates immune memory, training the immune system to mobilize rapidly upon exposure to HIV.

     We are conducting two Phase III clinical trials of AIDSVAX to determine if AIDSVAX will prevent infection by HIV. Our North American Phase III clinical trial of AIDSVAX is being conducted in 56 clinics across the United States, as well as in one clinic in Puerto Rico, one clinic in Canada and one clinic in The Netherlands. This trial is designed for 5,400 volunteers. In Thailand, we are conducting a second Phase III clinical trial designed for 2,500 volunteers in 17 clinical sites in Bangkok. Based on meetings and documented discussions with the FDA and its Vaccines and Related Biological Products Advisory Committee, we believe that the minimum threshold for regulatory approval is a 30% reduction, at statistical significance, of HIV infection in volunteers vaccinated with AIDSVAX.

     Our strategy is to develop, test and obtain regulatory approval for various formulations of AIDSVAX. We intend to use Genentech as our partner for manufacturing and distribution. Genentech has exclusive options to manufacture and market AIDSVAX products. If Genentech does not exercise its options, we have the right to pursue third party arrangements, with Genentech providing the transfer of technology necessary for manufacturing the vaccine.

VACCINES

     Vaccines are preventive, not curative. As a result, vaccines are particularly suited to address epidemics, even those the magnitude of HIV/AIDS.

     Vaccines prevent infection by activating the immune system to neutralize infectious viruses. The immune system's initial response to a virus is to produce antibodies. The antibodies bind to the virus and prevent it from entering cells. If a virus cannot enter a cell, it is unable to multiply and dies within a few hours in the host. This protection against infection is called neutralization.

     Most virus infections cause lifelong immunity after natural infection. This is because the immune system remembers that it has seen the virus before. Upon a subsequent encounter, it mounts such a rapid immune response that it kills the virus before it can establish a productive infection.

     Vaccines also induce long term memory against viruses. The immune system is trained by vaccination with viral proteins or live viruses to rapidly respond to and prevent subsequent viral infection.

HIV AND AIDS

     HIV is the virus that causes AIDS, a lethal disease characterized by the gradual deterioration of the human immune system. Although the disease is manifested in many ways, the problem common to all patients is the destruction of essential immune cells known as T lymphocytes, or T cells. Destruction of these T cells by HIV makes the body particularly vulnerable to opportunistic infections and cancers that typify AIDS and ultimately cause death. Blocking HIV infection would prevent AIDS.

     HIV is transmitted by three predominant means. One is sexual contact. The second is exposure to blood from an infected person, such as sharing needles in drug use. The third is transmission from infected mothers to their newborns.

     The HIV/AIDS epidemic is one of the largest epidemics in human history. Its spread across the world has been documented by UNAIDS and the World Health Organization. All statistics presented below are from their 1998 reports.

     - in 1998, 1.1% of the world's adult population was living with HIV/AIDS;

     - approximately 16,000 new infections occur each day worldwide;

     - in Sub Saharan Africa, 8.0% of the adult population is infected with HIV; and

     - in several African countries, HIV has infected between 20% and 26% of the adult population.

     In Thailand, initial infections with HIV were not reported until the mid-1980s. It is now estimated that almost 800,000 people (2.3% of the country's adult population) have already been infected. HIV infection has now penetrated China, India and Indonesia, some of the most populated areas of the world. AIDS is currently one of the top five fatal diseases worldwide.

     An estimated 860,000 people in North America are currently infected with HIV. In North America, 44,000 new infections occur each year. According to an earlier independent report, AIDS is one of the leading causes of death in adults ages 25 to 44 in the United States.

     Table 1 presents the UNAIDS/WHO estimates on total population, adults, and estimated number of HIV infections throughout the world. These statistics lead us to believe that a market for an HIV vaccine could reach three billion people. Should this market include pediatric use, the number could exceed four billion.

                  TABLE 1. REPORT ON GLOBAL HIV/AIDS EPIDEMIC

                                                                        POPULATION
                                                         ----------------------------------------
                                                                        ADULTS      ESTIMATED HIV
                                                         1997 TOTAL      15-49        INFECTION
                                                         ----------    ---------    -------------
                                                                       (THOUSANDS)
GEOGRAPHICAL AREA
North America..........................................    302,000       156,000          860
Latin America..........................................    455,000       241,000        1,300
Western Europe.........................................    400,000       201,000          480
Eastern Europe & Central Asia..........................    373,000       193,000          190
East Asia & Pacific....................................  1,452,000       815,000          420
South & Southeast Asia.................................  1,860,000       955,000        5,800
North Africa & Middle East.............................    322,000       164,000          210
Sub Saharan Africa.....................................    593,000       268,000       21,000
                                                         ---------     ---------       ------
WORLD TOTAL............................................  5,757,000     2,993,000       30,260

---------------
Source: "The Report on Global HIV Epidemic," UNAIDS, the Joint United Nations
        Programme on HIV/AIDS and the World Health Organization, June 1998.

     Progress has recently been made in treating HIV infection. Current therapies, combining the use of reverse transcriptase inhibitors with protease inhibitors, slow multiplication of the virus and delay onset of AIDS. They do not cure HIV infection or AIDS. Costs of these drugs generally exceed $15,000 per year per patient. Considering costs, difficulties in compliance with complex drug regimens and the development of resistance to these drugs, we believe such therapies will be available only to a small fraction of the

HIV-infected population. Thus, we believe they will probably have a minimal impact on the worldwide epidemic.

THE HIV INFECTION PROCESS

     A virus cannot replicate without entering a host cell. To make new infectious virus particles, a virus must enter a cell and overtake its metabolic machinery. If a virus cannot gain entry into a cell, it is incapable of surviving for more than a few hours in the body.

     Viruses are varied in their structure and use different ways to enter cells. HIV is a spherical virus that maintains its genetic information inside its protein core. This core is surrounded by an outer coat called the envelope (Figure 1). The envelope has protein projections, called glycoproteins, that extend out from its surface. Glycoproteins enable HIV to bind to, and subsequently enter, human cells. The principal glycoprotein on the envelope of HIV is called gp120. To present the proper orientation for infection, the gp120 proteins are organized on the virus surface in clusters of three.

                  FIGURE 1. DIAGRAMMATIC REPRESENTATION OF HIV

               [GRAPHIC DEPICTING HIV VIRUS WITH GP120 PROTEINS]

     HIV uses gp120 to bind to the surface of cells through a specific sequence of interactions between the virus and its target cell (Figure 2). This involves a two-step "lock and key" mechanism. The first step in this process involves the attachment of gp120 onto a part of the target cell's surface called the CD4 receptor (Panel 2, below). A second step occurs soon thereafter, as the gp120 protein changes shape and then interacts with another target cell molecule called the chemokine receptor (Panel 3). When this two-step process has been completed, the virus gains entry by fusing through the target cell membrane (Panel 4).

                      FIGURE 2. INFECTION OF CELLS BY HIV
       [FOUR GRAPHICS DEPICTING THE STAGES OF INFECTION OF CELLS BY HIV]

     Once inside the cell, the viral envelope opens and the core of the virus is released. The release of the viral core into the cell initiates a replication cycle that produces thousands of new virus particles per infected cell. As it multiplies, HIV kills infected T cells and releases new infectious virus into fluid or blood surrounding the cell. This cycle of: (1) T cell infection; (2) viral multiplication; (3) T cell death; and (4) re-infection of new T cells leads to the destruction of an essential line of immunologic defense. Substantial reduction of T cells ultimately causes increased susceptibility to the opportunistic infections and cancers that are characteristic of AIDS.

     In addition to T cells, HIV also infects, and may reside in, blood scavenger cells called macrophages. While infection of macrophages is not a primary cause of AIDS, it is important in the biology of HIV and in our strategy to prevent infection by the virus.

GENETIC VARIATION IN HIV

     AIDS is a single disease throughout the world. At the beginning of the epidemic, probably all HIV was limited to Africa. HIV, like any other virus, underwent mutation to create distinct subtypes. People infected with a single subtype of HIV then exported their infection to other places, such that different subtypes became predominant in different geographical areas. Subsequently, HIV underwent further mutation to create individual strains of each subtype.

     Although the potential genetic variation in HIV might appear limitless, only a small number of mutations confer advantage to the virus. As a result, there are a limited number of viral subtypes and strains. We believe these fall into particular patterns providing a logical basis to formulating a vaccine for HIV. We also believe that the major subtypes of gp120 have been identified. Although minor subtypes are identified periodically, no new major subtypes have been identified in the last 15 years.

     SUBTYPES. There are five major subtypes of HIV. These are labeled "A" through "E," according to their order of discovery. The major difference between each subtype is a genetic variation in a region of the gp120 protein known as the chemokine-binding site.

     The major subtypes of HIV tend to be distributed along geographical lines. This is consistent with the general understanding of how HIV has spread throughout the world. Virtually all HIV in the Americas, Europe, the Caribbean and Australia is subtype B. The vast majority of HIV in Thailand and in the Pacific Rim countries is subtype E. Subtype C virus has emerged as the most rapidly expanding HIV in Africa, China and India. The remaining subtypes A and D occur primarily in Africa and in limited areas around the world.

     STRAINS. Each subtype of HIV is further subdivided into strains. Four strains arise from two mutations in specific regions of the gp120 protein: a subregion in the chemokine-binding site and a subregion in the CD4-binding site. These strains are of key importance in that they have different patterns of infection and they each react with different antibodies.

     - Chemokine-binding site. HIV has mutated at the chemokine-binding site to yield two distinct strains. Each strain binds to a chemokine receptor on a target cell. The gp120 protein of T-tropic strains binds to a chemokine receptor on T cells. The gp120 protein of M-tropic strains binds to a chemokine receptor found on macrophages, as well as on T cells.

     - CD4-binding site. HIV has also mutated at the CD4-binding site to yield two additional strains. Each of these strains binds to a counterpart CD4 receptor which occurs on human T cells. The gp120 protein of one viral strain binds to the CD4(a) receptor on T cells, while the gp120 protein of the other strain binds to the alternative form of the CD4 receptor, CD4(b), which is also on T cells.

     SUBTYPE/STRAIN COMBINATIONS. In summary, there are five major worldwide subtypes of HIV (A through E). Each subtype has two different strains that bind to chemokine receptors on different cells (T cells and macrophages). These strains are further subdivided by two variations in the CD4-binding site on T cells. Each of these strains requires different antibodies for neutralization.

     As shown in Figure 3, a single subtype of HIV (e.g. subtype B) may have as many as four different strains. We believe other subtypes of HIV have similar types of variations at their receptor-binding sites.

     FIGURE 3. GENETIC VARIATION IN SUBTYPE B HIV THAT INFLUENCE INFECTION

                     [Graphic depicting subtype B strains]

     To construct a successful vaccine, we need to consider the entire range of variation in gp120 and assure that we cover each of the sites on the gp120 protein that are open to attack by antibodies. Fortunately, as indicated above, most of the variable sites on gp120 have only one or two principal forms. By careful examination, we have been able to identify pairs of HIV viruses whose gp120 proteins, when combined together in a vaccine, enhance the overall antibody response. We believe this antibody response covers virtually the entire range of HIV genetic variations currently known in North America and in countries of South Asia and the Pacific Rim.

THE DESIGN OF AIDSVAX

     AIDSVAX is designed to stimulate antibodies to cell receptor-binding sites on gp120. Figure 4 shows how we believe antibodies block the HIV infection process. As depicted in Panels 2 and 3 below, there are several sites on gp120 that bind to individual cell receptors. The attachment of antibodies to these specific gp120 sites blocks the binding of the virus to these receptors on the cell surface (Panels 3 and 4). The result is that HIV cannot attach to the cell surface and its infectivity is neutralized.

            FIGURE 4. DEPICTION OF ANTIBODIES BLOCKING HIV INFECTION
   [Four graphics depicting the stages of antibodies blocking HIV infection]

     In 1992, Genentech genetically engineered a version of the gp120 protein. Antibodies to this gp120 protein bound to a neutralizing site found on 65% of subtype B viruses. This virus was labeled B(MN) and was believed to represent the majority of HIV in the United States.

     Subsequently, synthetic gp120 of HIV B(MN) was incorporated into a monovalent AIDSVAX formulation. Genentech used this AIDSVAX B formulation to vaccinate humans in Phase I and Phase II clinical trials. Antibodies obtained from 100% of those vaccinated with AIDSVAX B neutralized the B(MN) virus in laboratory tests. Further tests demonstrated that these antibodies bound to the gp120 protein of all HIV subtype B viruses tested. However, in laboratory tests and Phase II clinical trials, antibodies to B(MN) neutralized, to a greater extent, HIV of T-tropic strains as compared to HIV of M-tropic strains.

     To improve the breadth of the immune response, we identified a second virus, B(GNE8), from the M-tropic strain, and a synthetic version of its gp120 protein was added to the vaccine. The resulting bivalent vaccine, AIDSVAX B/B9, considerably expanded the vaccine's breadth of neutralization. While the monovalent vaccine could stimulate the production of four different types of antibodies that reacted with binding-sites to cell receptors, the bivalent vaccine could stimulate the production of seven. We believe that these seven antibodies cover virtually all known strains of HIV in North America.

     As a general strategy, we plan to develop AIDSVAX formulations that will stimulate antibodies against multiple binding sites on gp120. Our goal is to expand the range of antibodies that are stimulated by a vaccine to neutralize a broader group of HIV. A practical application of this strategy has been the conversion of AIDSVAX from a monovalent to a bivalent formulation.

STATISTICAL MODEL OF MONOVALENT AND BIVALENT AIDSVAX

     We generated a statistical model based on the known distribution of the four receptor-binding sites on gp120 and their frequency in different HIV strains in the United States (Figure 5). A comparison was then made between the neutralizing antibodies which could be stimulated by vaccination with either a monovalent or bivalent formulation of AIDSVAX.

        FIGURE 5. RELATIVE ADVANTAGE OF BIVALENT VS. MONOVALENT VACCINES [GRAPHIC DEPICTING NEUTRALIZATION OF MONOVALENT VACCINES (B(MN) AND B(GNE8)) AND
                     BIVALENT VACCINE (B(MN) PLUS B(GNE8))]

     Each pie chart in Figure 5 represents the statistical equivalent of 100% of currently known HIV (i.e., the virus population) in the United States. Each chart also reflects the calculated frequency at which antibodies stimulated by the monovalent or bivalent vaccines would bind with HIV in this virus population. According to this statistical model, the percentage of HIV in the virus population that would fail to bind antibody is depicted by the white area. The percentage of HIV which would bind one neutralizing antibody is lightly shaded, while viruses which would bind two, three or four different neutralizing antibodies are shown in darker shaded areas.

     This analysis indicates that the monovalent B(MN) vaccine would fail to stimulate antibodies against 14% of HIV in the statistical virus population. The bivalent vaccine, which combines the gp120 proteins from B(MN) and B(GNE8), covers more than 99% of the statistical virus population, with at least two different neutralizing antibodies binding to each virus particle. According to this model, over 50% of the HIV viruses would react with four neutralizing antibodies, each antibody stimulated against different cell-binding sites on gp120 proteins.

     While the statistical model indicates that bivalent AIDSVAX would induce a broader range of antibodies than monovalent AIDSVAX, there can be no assurance that the stastical model will predict the actual efficacy of AIDSVAX in human trials.

FORMULATIONS OF AIDSVAX

     AIDSVAX consists of two biologically active ingredients: (1) the antigens, which are synthetic gp120 proteins, to which neutralizing antibodies are directed, and (2) the adjuvant, which is aluminum hydroxide, or alum, in which the antigens are suspended. Alum activates the immune response by attracting immune cells into the region where the vaccine is injected. Since the vaccine contains only a synthetic fragment of the virus and no genetic material, it is incapable of causing HIV infection.

     Three different formulations of the AIDSVAX vaccine have been developed and clinically tested in Phase I/II trials. These include: monovalent AIDSVAX B for HIV infections in North America and Europe bivalent AIDSVAX B/B' for HIV infections in North America and Europe, and bivalent AIDSVAX B/E for HIV infections in Southeast Asia.

INITIAL TESTING OF AIDSVAX IN CHIMPANZEES

     The chimpanzee is the only laboratory animal susceptible to HIV infection. In the initial protection trials conducted by Genentech, chimpanzees were vaccinated with three doses of monovalent AIDSVAX B. The vaccinated animals, along with unvaccinated control animals, were then injected intravenously with high doses of infectious HIV. None of the AIDSVAX vaccinated animals was infected. All of the unvaccinated control chimpanzees became infected with HIV.

     In subsequent trials, chimpanzees were vaccinated with AIDSVAX B(MN) and then infected with a different strain of HIV known as B(SF2). Despite this difference, vaccination with AIDSVAX B(MN) conferred immunity and protection against infection with the B(SF2) strain, while vaccination of control animals with a placebo had no protective effect. The cross-protection observed in this experiment documented that AIDSVAX could successfully protect animals from infectious HIV having a genetic composition distinctly different from the virus used to make the vaccine. Based on the results of the chimpanzee trials, Genentech sought and received regulatory approval to commence human clinical trials to test the safety and efficacy of AIDSVAX in humans.

HUMAN CLINICAL TRIALS

     Human clinical trials for vaccines involve three steps:

        - Phase I -- tests for dosage and safety;

        - Phase II -- larger-scale tests for safety, as well as a determination of whether the vaccine stimulates antibodies and immune memory; and

        - Phase III -- multi-center, placebo-controlled, double-blind tests to determine protection conferred by vaccination. These efficacy tests are performed in volunteers who have a high risk of HIV infection.

PHASE I TRIALS -- DOSAGE AND SAFETY, MONOVALENT AIDSVAX B

     Phase I trials with monovalent AIDSVAX B vaccine were conducted by Genentech. AIDSVAX B was clinically evaluated in 671 HIV-negative volunteers and 662 HIV-positive volunteers. None of the vaccines had serious side effects. Some vaccinees occasionally experienced pain at the injection site, as is common with many vaccines.

     AIDSVAX B was tested at three doses: 100 eg, 300 eg and 600 eg of gp120. The 300 eg dose was consistently found to be most effective, stimulating a higher antibody response without serious side effects.

     The clinical trial results also indicated that monovalent AIDSVAX B, at all three doses tested, did not alter the progression of ongoing HIV infection. We intend to apply to the FDA for broad use of the vaccine in high-risk groups without prescreening for HIV infection.

PHASE II TRIALS -- ANTIBODY STIMULATION, MONOVALENT AIDSVAX B

     One hundred forty HIV-negative volunteers were vaccinated and boosted three times with monovalent AIDSVAX B vaccine (given at time 0, 1 month and 6 months with an additional booster at 12 or 15 months). Antibodies stimulated by vaccination with AIDSVAX B were measured for their ability to neutralize HIV in culture tests. All of the vaccinated volunteers produced antibody in their blood that neutralized infectivity of HIV B(MN). These neutralization tests were considered of key importance since they measured the actual biological activity of the vaccine-stimulated antibodies.

     Memory of the immune response to HIV in the same volunteers was measured by examination of neutralizing antibody levels stimulated by sequential booster shots. All vaccine recipients produced high levels of neutralizing antibody with boosting. These antibody levels gradually declined with time. Each booster shot, however, resulted in a rapid antibody response of even higher concentration, demonstrating a memory recall of the antibody response. This is strong evidence of immune memory being stimulated by the vaccine. We believe that such memory will be key for protection, enabling the educated immune system to ward off HIV infection before it establishes itself.

PHASE I/II TRIALS -- BIVALENT AIDSVAX

     We believe that, since an antibody to a single receptor-binding site can cause neutralization, antibodies to multiple receptor-binding sites will result in yet broader neutralization. On this basis we developed and tested two formulations of bivalent AIDSVAX.

     We conducted two Phase II trials in the United States and Thailand in 214 HIV-negative volunteers. The trials used two bivalent formulations of AIDSVAX. The volunteers were vaccinated and then given one booster one month later. The vaccine tested in the United States was AIDSVAX B/B'. The vaccine tested in Thailand was AIDSVAX B/E. Each of the vaccines was selected for the known prevalence of these virus subtypes in the particular countries tested. The trials were also designed to compare the results of bivalent AIDSVAX to those of monovalent AIDSVAX. Four factors were monitored:

     - safety;

     - dosage;

     - antibody stimulation; and

     - production of antibodies that would neutralize strains used in bivalent AIDSVAX.

     The vaccine did not cause any serious side effects. Vaccinees occasionally experienced pain at the injection site, as is common with many vaccines. In a dose response study, the bivalent AIDSVAX demonstrated the same results as those observed with the monovalent vaccine.

     The Phase II studies also demonstrated the stimulation of antibodies to receptor-binding sites on gp120 proteins that were contained in the respective vaccines. AIDSVAX B/B' stimulated antibodies to M-tropic and T-tropic HIV found in the United States. AIDSVAX B/E stimulated antibodies to M-tropic and T-tropic HIV found in Thailand. In contrast, the monovalent vaccine stimulated a narrower range of antibodies primarily to T-tropic strains.

     We believe these findings support our hypothesis that a combination of gp120 proteins in the bivalent vaccine would stimulate antibodies to a broad range of HIV strains.

PHASE III CLINICAL TRIAL FOR AIDSVAX

     In May 1998, the FDA informed us that the data from our Phase I/II studies were acceptable and that we could proceed to Phase III clinical trials principally in North America. The first volunteers in the Phase III clinical trial were vaccinated in June 1998.

     The Thai FDA is the governmental body involved in final approval to manufacture and market medical products. As part of the Thai FDA review, the Thai Ministry of Public Health has several subcommittees involved in making key decisions. In the area of HIV/AIDS, this includes the Technical Subcommittee on AIDS Vaccine, the Ethical Review Committee of the Research Committee, Ministry of Public Health, and Institutional Review Boards from the participating institutions in the clinical trial.

     In May 1998, we outlined our plans for Phase III clinical trials in Thailand and in February 1999, we received an import license from the Thai FDA with approval to begin Phase III clinical trials. In March 1999, the first volunteers in Bangkok were vaccinated, initiating the Phase III clinical trial.

     Based on discussions with the FDA and its Vaccine Advisory Boards and Related Biological Products Advisory Committee, we believe that the minimum threshold for regulatory approval is 30% reduction, at statistical significance, of HIV infection in volunteers vaccinated with AIDSVAX.

  Trial Design

     We are currently conducting two large, placebo-controlled, double-blind, Phase III clinical trials, one principally in North America and the other in Thailand. The test group of volunteers receives AIDSVAX while the placebo group receives a comparable-appearing placebo containing alum alone. All vials of vaccine and placebo are coded. During the trials, neither volunteers nor researchers know which volunteers are given the vaccine or placebo until the Phase III clinical trials are completed or stopped by the independent review board. Each volunteer is vaccinated a total of seven times (six boosters) during a 30-month period. The purpose of the six boosters, one each six months, is to stimulate high antibody levels throughout the entire trial period. During each visit, the volunteers receive counseling on how to avoid the risk of HIV infection. Follow-up with volunteers will continue for at least six months after the last vaccination is administered.

     Volunteers in North America consist of HIV-negative homosexual men and HIV-negative women who have HIV-infected sexual partners or high risk sexual behavior. Volunteers in Thailand consist of HIV-negative intravenous drug users with a high risk for blood-borne transmission of HIV. In both North America and Thailand, the volunteers are recruited, vaccinated and monitored by clinics with HIV expertise and experience with these particular population groups.

     The size of each Phase III clinical trial was established by a statistical model that included: (1) the probability of measuring a protective endpoint of 30% inhibition of HIV infection; (2) the rate of infection of the volunteer group; and (3) assumptions concerning the rate of retention of the volunteers in the trial for a 36 month clinical observation period.

     Within these parameters, the clinical trial in North America is designed for 5,400 volunteers, randomized 2:1 for vaccine:placebo recipients. The trial in Thailand is designed for 2,500 volunteers, randomized 1:1 for vaccine:placebo recipients. The trial in North America is occurring in 56 clinical sites across the United States. It is also being conducted in one clinic in Puerto Rico, one clinic in Canada and one clinic in The Netherlands. The trial in Thailand is occurring in 17 methadone clinics under direction of the Bangkok Metropolitan Administration.

     Each Phase III clinical trial is conducted in two overlapping steps: (1) recruitment of volunteers during an estimated 12 to 14 month period; and (2) a 36 month clinical observation period. For each individual, the 36 month observation period begins on the day of their first vaccination. As a result, the entire clinical trial will be completed upon recruitment of the volunteers and completion of their collective 36 month observation periods.

     As part of the study design, an interim efficacy analysis will be performed in each clinical trial. In the Thai trial, the interim analysis will be conducted 18 months after recruitment has been completed. In our North American trial, the interim analysis will be conducted 24 months after recruitment has been completed (Figure 6).

     FIGURE 6. DESIGN OF THE PHASE III CLINICAL TRIALS OF BIVALENT AIDSVAX

            [GRAPHIC DEPICTING TIMING OF PHASE III CLINICAL TRIALS]

  Enlistment of Clinical Sites and Volunteers

     We enlist clinical sites based on their ability to perform clinical trials, and to recruit the appropriate type and number of volunteers for the Phase III clinical trials. Our North American trial calls for approximately 1,700 HIV-negative volunteers to be recruited from an already established group of at-risk individuals at 12 clinical centers. These centers, currently sponsored by the National Institutes of Health as part of a vaccine preparedness trial, have over the past four years established a system for the recruitment of at-risk volunteers. The trial design further calls for the remaining 3,700 HIV-negative volunteers to be recruited by the 47 additional clinical sites. Based on experience at the 12 clinical centers, we are assuming an incidence of 1.5% HIV infection per year, and a retention rate of at least 80% for volunteers for the entire 36 month observation period.

     In Thailand, a group of injection drug users is being recruited through a combined effort of the Bangkok Metropolitan Administration, Mahidol University and the Centers for Disease Control and Prevention. The trial design calls for an estimated 600 HIV-negative volunteers to be recruited from an already established group and for the remaining 1,900 HIV-negative volunteers to be recruited from injection drug users in the Bangkok population. Based on prior experience, we are assuming a 6% to

8% incidence of HIV in these groups, with a retention rate of over 75% during the 36 month observation period.

  Conduct of the Phase III Clinical Trials

     We have a clinical team of 24 full-time employees who assist and monitor the 59 clinical sites that are engaged in the North American AIDSVAX trials. This clinical team organizes and monitors: (1) the clinical testing sites; (2) data management; (3) the central contract laboratory for HIV testing; (4) sample handling and shipping; and (5) biostatistics. Audit and monitoring functions are conducted under contract to a clinical research organization, which audits the clinical sites for compliance with the Phase III procedures, data recording, medical records and the use of good clinical practice, as defined by the FDA.

     In Thailand, we have employed or have on contract a full-time staff of three. Our Bangkok office is directed by a project manager and a Thai physician who provide interface between us and Thai institutions involved in the Phase III clinical trials. In addition, through a grant to the Bangkok Municipal Authority, we support a nurse, clerk and social worker at each of the 17 clinical sites, for a total of 51 contract staff.

     Each clinical site has agreed to conduct its activities according to the United States and Thai FDA-reviewed Phase III protocol. The protocol sets standard procedures for all sites and laboratories. Following each visit of volunteers to the clinical site, data are recorded in both the volunteers' permanent medical chart, as well as on a case report form, which is forwarded to us. The trial design calls for over 500,000 case report forms to be gathered and entered into the database for the North American Phase III clinical trial alone.

     The Phase III protocol also requires clinical sites to report any serious adverse event to us within 24-hours. Any serious adverse events are to be immediately examined in detail by our clinical monitors. If deemed a serious event related to the vaccine, the event is to be promptly reported to the FDA. The protocol requires all other adverse events to be recorded on the case report forms and provided to the FDA for review on a periodic basis.

  Interim Analysis and Completion of the Phase III Clinical Trials

     A single independent data and safety monitoring board oversees the clinical trials in North America and Thailand. The ten-person monitoring board consists of prominent clinicians, AIDS specialists, vaccinologists and statisticians. The board contains seven members from the United States and three from Thailand. A former Deputy Director of the Centers for Disease Control and Prevention serves as Director of the monitoring board.

     The monitoring board will periodically evaluate the safety of the trial at 6, 12, 24 and 36 months. The initial six-month safety review was conducted in March 1999. No serious adverse events related to the vaccine were observed.

     If efficacy is observed at the time of a scheduled interim efficacy analysis, the monitoring board will recommend termination of the trial and vaccination of the placebo group in order to conform with ethical requirements. If the interim efficacy analysis does not demonstrate sufficient statistical power to halt the trial, it will continue until its scheduled completion.

     Following the close of the Phase III clinical trials, either at the time of the interim efficacy analysis or at the conclusion of the complete trial, the code for vaccine/placebo will be released. Analysis of the database will be performed independently by the external statistician. In addition to examining the data, the external statistician will prepare the final report which will be entered into the biologic license application.

  Determination of Efficacy

     The primary endpoint of the Phase III clinical trials will be to determine the quantitative effect of AIDSVAX in high risk volunteers. Based on meetings and documented discussions with the FDA, we believe that the threshold of success is a 30% reduction of infection at statistical significance.

     To determine efficacy, we will compare the rate of infection in the placebo group and the vaccine group. An example of how efficacy is calculated is as follows: if in Thailand the placebo group has 100 HIV infections after 36 months, while the vaccine group has 50 HIV infections during the same period, the protection conferred by the vaccine would be 50%. In the North American trial, the determination is similar, although the calculation is adjusted for the 2:1 ratio of vaccine:placebo.

     A secondary endpoint of the Phase III clinical trials will be to determine qualitative effects of AIDSVAX on potential HIV infections. This is performed in case the vaccine induces meaningful immunity, but the immune response is not of sufficient strength to fully prevent infection. For this purpose, multiple blood samples are drawn from each volunteer throughout the Phase III clinical trials. This allows us to determine more precisely the time of infection. Each of the blood samples also can be examined for levels of circulating virus, or viral load. From this, we can determine if vaccinated individuals have suppressed their HIV infections relative to those in the placebo group.

     If the infection is transient, or if the level of HIV is maintained in vaccine recipients at low levels, this might indicate that the vaccine is slowing the progression of HIV infection. In therapeutic studies it is known that suppression of viral load correlates with an extension of life. Therefore, should we find that AIDSVAX causes a qualitative reduction in HIV infection, we might submit this data to support our primary regulatory application or, if justified, as a stand-alone submission.

     In addition to HIV antibody testing of all blood samples, a subset of volunteers, 5% of the total, will be monitored throughout the trial period with a variety of immunological tests. These tests will be performed to determine details of the immune response, with the goal of identifying an immune correlate of protection against infection. Such a correlate might include, for example, a determination of the minimum antibody level required to obtain protection. We believe the finding of a correlate of protection both supports the scientific rationale of the vaccine and provides a measurement by which the vaccine may be improved. We believe finding a correlate of protection would be viewed favorably in the review of our regulatory applications submitted to the FDA.

THE MARKET FOR AIDSVAX

     We have developed formulations of AIDSVAX which focus on HIV found in major regions of the world. Our first bivalent vaccine, AIDSVAX B/B9, is directed against the predominant HIV subtype in the Americas, Europe, the Caribbean and Australia. Our second bivalent vaccine, AIDSVAX B/E, is directed against the predominant HIV subtypes in Southeast Asia, the Pacific Rim, Indonesia and southern portions of China (Figure 7). Based on the populations of these regions, the market for the two current formulations of AIDSVAX could cover approximately half of the world's population, or nearly three billion people.

   FIGURE 7. POTENTIAL MARKETS FOR THE AIDSVAX B/B' AND AIDSVAX B/E VACCINES [GRAPHIC DEPICTING MAP OF THE WORLD AND WORLDWIDE MARKETS FOR AIDSVAX B/B' AND
                                  AIDSVAX B/E]

     We also have plans to develop two additional AIDSVAX vaccines -- one for subtype C virus, which would be directed against viruses in China, India and Africa, and one for subtype A and D viruses, which are commonly found in Sub Saharan Africa and parts of South America. We believe that four vaccines directed against the A, B, C, D and E subtypes of HIV would effectively address the worldwide spread of the HIV/AIDS epidemic.

  Influence of Vaccine Improvements

     Our ability to address geographically defined markets is enhanced by our ability to rapidly develop new formulations of AIDSVAX. This process provides for a continued basis of product improvement. We have accomplished this with our two bivalent formulations of AIDSVAX. The change from a monovalent to a bivalent formulation was accomplished in less than 24 months.

     With successive formulations of AIDSVAX, we expect to improve product efficacy, as well as the breadth of protection against different HIV subtypes. In addition, we will seek to create vaccines that require fewer booster shots and that can be used over larger areas of the world. Thus, we expect that an initial vaccine will be gradually enhanced, resulting in corresponding increases in the size of the market for the vaccine.

     On the basis of our ongoing discussions with the FDA, we believe that improvements will be accomplished as amendments to our initial regulatory license, rather than as applications for entirely new products. This approach, if successful, would result in considerable savings of time and cost associated with future product development.

  Comparison to Other Vaccines

     We believe that hepatitis B vaccine serves as a useful model to predict demand for a prospective HIV vaccine. Hepatitis B is one of the most recent vaccines to be introduced on a worldwide basis. The pattern of infection and the at-risk groups with hepatitis B are comparable to those with HIV. Hepatitis B and HIV are transmitted by sexual contact and blood products. In the United States, the highest risk groups for hepatitis B and HIV are injection drug users and homosexual men.

     When initially introduced, the hepatitis B vaccine was used primarily by those with occupational risk of infection due to exposure to blood products. The average price of the initial vaccine was $200 per vaccine recipient. Within this population, the vaccine had a market of $100 million to $200 million per year. As demand for the vaccine increased, the price per dose dropped, further fueling demand. Recently, hepatitis B vaccine was recommended for standard pediatric use in the United States. The price of the vaccine is now approximately $15 per dose. The worldwide market for hepatitis B vaccine currently exceeds $1 billion annually. By the year 2002, it is likely that use of hepatitis B vaccine will exceed 300 million doses annually.

     We believe that, given the relative healthcare needs, the market for an HIV vaccine will be considerably larger than the market for hepatitis B vaccine. Further, we believe that adoption of an HIV vaccine will occur more rapidly, both domestically and worldwide. This conclusion is supported by a UNAIDS study, which predicts that, within a decade, the worldwide need for HIV vaccine will exceed 650 million doses annually.

SALES AND MARKETING

     We intend to rely on third parties for sales and marketing of AIDSVAX. We believe that our resources are better utilized developing new formulations of AIDSVAX, rather than developing and maintaining a sales and marketing organization. Genentech currently has an option to obtain an exclusive worldwide license to use, market and sell AIDSVAX. If AIDSVAX is approved for sale and Genentech does not exercise its option to market AIDSVAX, we intend to enter into agreements for marketing and distribution with other partners and will pay a predetermined royalty to Genentech.

     We anticipate that AIDSVAX will be sold by Genentech or a licensed third party through existing vaccine distribution channels in the United States and the rest of the world. This would result in several tiers of pricing that range from private reimbursement in the United States to government reimbursement in Europe to purchase by the World Health Organization for distribution to nations with underdeveloped economies. In the United States, vaccine distribution is further divided among pediatricians, general practitioners and the public health service (as provided by the Centers for Disease Control and Prevention).

     Currently 83% of children worldwide receive the basic schedule of pediatric vaccines through a network of for-profit and non-profit institutions. We expect that an efficacious HIV vaccine will also be broadly distributed worldwide in a similar manner.

     Apart from distribution, a number of variables will influence price, including: (1) efficacy of the vaccine; (2) safety; (3) manufacturing cost; (4) recommendations from expert medical panels; (5) the perceived need in a particular population; and (6) in some cases, government regulations requiring vaccination. Due to these and other factors, we have not yet determined a pricing schedule for AIDSVAX.

     Several non-profit and government organizations have begun efforts to prepare for the eventual distribution of an HIV vaccine. For example, the State of California placed an open purchase order for one million doses of HIV vaccine if and when developed. In addition, the International AIDS Vaccine Initiative has started a campaign to fund the development and purchase of an HIV vaccine for the developing world. In meetings with us, the World Bank has indicated that it is exploring the potential for low-interest loans to support the purchase of vaccines in the developing world.

MANUFACTURING

     We do not have any manufacturing facilities of our own. We intend to rely on third parties to manufacture AIDSVAX. We believe that our resources are better utilized developing new vaccines, rather than entering into the capital intensive business of manufacturing.

     Our license agreement with Genentech gives Genentech an option to manufacture any AIDSVAX formulation supplied beyond those it has already agreed to supply. If Genentech does not exercise its option to manufacture AIDSVAX, the license agreement allows us to enter into manufacturing agreements with third parties and pay a predetermined royalty to Genentech. If we utilize a third party, the license agreement provides that Genentech must transfer the required manufacturing technology and know-how to the third party.

     Genentech has developed a proprietary method for producing synthetic gp120 protein. This method has enabled Genentech to clone and express gp120 genes from two dozen HIV strains. Utilizing genetic engineering, a fragment of coding information from HIV, consisting of the gp120 gene, is cloned from HIV into mammalian cells. We have an exclusive license from Genentech to all of these genes and the technical know-how to produce the synthetic gp120 proteins.

     Specifically, for any formulation of AIDSVAX, the gp120 gene is inserted into Chinese hamster ovary cells which act as cellular factories that can produce commercial quantities (i.e., kilograms) of gp120 protein. The production of gp120 in Chinese hamster ovary cells assures both genetic consistency and structural integrity of the synthetic product. As a result, the synthetic form is virtually identical to the natural form of gp120 that occurs in HIV viral particles. Since only a fragment of HIV is used in this process, there is no production of infectious HIV, and the final product is incapable of causing infection or disease. In addition, Genentech's proprietary purification system provides us with gp120 protein that has purity exceeding 99.9%, which markedly decreases the likelihood of vaccine side effects caused by contaminating substances.

LICENSE AND SERVICES AGREEMENTS WITH GENENTECH

     We have entered into a license agreement with Genentech which in part defines the working relationship between the companies. Genentech has granted us an exclusive license to all patents and proprietary know-how that Genentech is free to license or sublicense. Such licensed technology relates to the development of a vaccine based on, containing, incorporating or using the recombinant gp120 subunit protein developed by Genentech for use to prevent, but not treat, HIV infection and/or AIDS. Certain of the licensed technology is sublicensed to us under licenses from third parties to Genentech. We, as the exclusive licensee of Genentech, have assumed all of Genentech's obligations under these third-party license agreements. The initial term of the license agreement is 15 years from the commercial introduction date of a licensed product and will be determined on a country-by-country, product-by-product basis.

     In addition to granting us rights to use Genentech's gp120 technology and certain adjuvant technology for developing a licensed product, the license agreement provides for Genentech to have rights to elect to manufacture and supply AIDSVAX for clinical testing and commercial sale. In addition to its rights to elect to manufacture vaccine, Genentech supplied us, cost-free, with its stock (approximately 300,000 doses) of the B(MN) gp120 protein for testing in our Phase III clinical trials. We will use the B(MN) gp120 protein following successful completion of formulation with alum, vialing and quality assurance/control testing, for which we will bear Genentech's costs and expenses. Genentech also supplied us with agreed-upon amounts of up to two additional gp120 proteins, B(GNE8) and E(244) for use in combination with the currently manufactured B(MN) gp120 for clinical trials. For the additional antigens, we paid Genentech its fully burdened manufacturing costs.

     The license agreement provides for flexibility related to manufacturing. Should Genentech elect not to manufacture any vaccine supplies beyond those it has already agreed to supply, we may elect to use a third party for our manufacturing requirements. If we utilize a third party, Genentech must transfer the required manufacturing technology and know-how to the third party.

     Genentech also has an option, exercisable for 90 days after we make our first filing with the FDA for market approval of a licensed product, to obtain an exclusive worldwide license to use, market and sell licensed products. If Genentech exercises the marketing option: (1) Genentech is required to pay us a fee equal to 33% of our total development costs (including clinical testing) to date for the licensed product; (2) we and Genentech will share net profits from sales of the licensed products, 30% and 70%, respectively, for sales within the United States and 70% and 30%, respectively, for sales outside the United States; (3) future developmental costs (e.g., clinical trials) will be apportioned between the parties based on their respective profit share in a particular country; and (4) the parties will establish a committee with an equal number of representatives from each company to oversee the development and commercialization of additional licensed products. In the event that Genentech does not exercise the marketing option, then, in lieu of sharing net profits from the licensed products, we will pay Genentech a royalty on all sales of licensed products equal to: (1) 25% of our net sales and our sublicensees' net sales of the licensed products worldwide, so long as any commercial vaccine component has been manufactured and supplied by Genentech; or otherwise (2) 15% of our total net sales and our sublicensees' net sales of the licensed products worldwide.

     Under the license agreement, we are required to use due diligence in developing, seeking regulatory approval for, marketing and commercializing licensed products. Development and commercialization of licensed products will be our sole business goal. In connection with reaching this goal, we are required to achieve the filing of the first market approval for a licensed product with the FDA no later than the fifth anniversary of the closing of our 1997 private placement. If we are unable to meet this milestone due to certain agreed-upon events or circumstances, we may request an extension from Genentech and we and Genentech can agree to a new date for the milestone, subject to a two-year limit on such extensions. If we are unable to meet a milestone for any reason other than the agreed-upon events or circumstances, any extension granted will be at Genentech's sole discretion. If we fail to exercise our due diligence, Genentech has the right to convert our exclusive license to a non-exclusive license, and may be entitled to terminate the license.

     Either party may terminate the license agreement upon the other party's default or bankruptcy. In addition, Genentech may terminate the license agreement if we fail to: (1) maintain a tangible net worth of at least $1 million; or (2) to meet a due diligence milestone (see above) within two years of the date originally set for such milestone, unless Genentech waives such two-year limit in its sole discretion.

     We have also entered into a services agreement with Genentech pursuant to which Genentech has agreed to provide us with administrative, research, process science, manufacturing, clinical and regulatory support, primarily by making the services of certain Genentech personnel available to us. We will reimburse Genentech for all of Genentech's costs and expenses relating to the provision of these services. Either party may terminate the services agreement upon a breach which continues uncured for more than 60 days or upon the occurrence of bankruptcy or similar events. In addition, the services agreement will automatically terminate upon any termination of the license agreement. The term of the services agreement was recently extended until December 31, 2000.

LICENSED PATENTS

     Under the license agreement, we have licensed or sublicensed from Genentech exclusive rights to a portfolio of six issued United States patents and eight pending United States patent applications. The licensed portfolio also includes 46 granted foreign patents and 36 pending foreign applications arising from the United States patents and applications. The technology claimed in these patents and applications involves a range of HIV vaccine product development activities, including the cloning and expression of recombinant virus glycoproteins for use as vaccine products and sustained release formulations of HIV gp120. Also claimed by patent filings are specific compositions of matter for the components of our vaccine products, and proprietary production, recovery and purification process technology. Together, these filings provide intellectual property that we believe will enhance the value of our products.

     Under the license agreement, Genentech has retained title to the licensed patents and patent applications and other licensed technology, while we will retain title to any improvements developed by us. Both parties will jointly own any improvements to the licensed patents and patent applications or other licensed technology developed or invented jointly. Genentech will remain responsible for the filing, prosecution and maintenance of all licensed patent rights, in consultation with us, at our expense.

     We have been informed that Chiron Corporation has filed oppositions against two of Genentech's European patents that are licensed to us. Genentech, with our assistance, has filed responses to both oppositions, but the outcome of each opposition has yet to be determined. We have also been informed by the United States Department of Health that we may need to obtain a license under one or more of its United States and foreign patents involving molecular clones of HIV-1 viral strains MN-STI and BA-L. We are currently exploring the advisability of obtaining such a license. In the interim, we have recently filed an opposition to a European equivalent of the United States Department of Health patent and are awaiting the outcome of the opposition.

GOVERNMENT COLLABORATIONS

     We have collaborative activities with two federal government agencies:
(1) The Centers for Disease Control and Prevention; and (2) National Institute of Allergy and Infectious Diseases.

     Our collaboration with the Centers for Disease Control and Prevention is conducted in both the United States and Thailand. In the United States, the Centers for Disease Control have proposed to co-sponsor our Phase III clinical trial, starting in the Fall of 1999. The Centers for Disease Control will fund $8.0 million over four years to support our Phase III clinical trial sites, as well as to provide funds for new research into our HIV vaccine trials. In Thailand, the Centers for Disease Control are assisting in the measurement of viral loads in vaccinees and placebos, as well as examining HIV subtypes and strains in the at-risk population.

     The National Institute of Allergy and Infectious Disease is forming a collaboration with us to obtain and store clinical specimens from our North American Phase III clinical trial. It will provide $4.6 million of funding for this program. We also have an ongoing collaboration with the AIDS Vaccine Evaluation Group, a clinical consortium financed by the National Institute of Allergy and Infectious Disease. In this collaboration we are providing AIDSVAX to clinical sites for Phase I/II clinical trials of new combination vaccines.

COMMERCIAL RELATIONSHIP WITH PASTEUR MERIEUX CONNAUGHT

     On April 10, 1998, we signed a non-binding letter of intent with Pasteur Merieux Connaught to co-develop an alternative vaccine regimen, called the prime/boost. The letter of intent has recently been extended through November 1999. The prime/boost utilizes two independent vaccines administered sequentially. A Pasteur Merieux Connaught vaccine would be administered initially, followed by a bivalent gp120 vaccine. Should it prove efficacious, the alternative vaccine regimen would be developed, clinically tested, and if approved by regulatory agencies, marketed by Pasteur Merieux Connaught. We would serve as a scientific co-developer and a source for bivalent formulations of AIDSVAX, a critical component of the regimen. We would share significantly in profits made from the sale of both vaccine components -- the Pasteur Merieux Connaught vaccine, as well as AIDSVAX.

     Phase I human trials of the initial Pasteur Merieux Connaught prime/boost vaccine regimen have been conducted by the AIDS Vaccine Evaluation Group, an NIH-sponsored clinical consortium. In early studies of the Pasteur Merieux Connaught product, the combination vaccine incorporated monovalent gp120 provided by Chiron Vaccines as the boost. Subsequently, Pasteur Merieux Connaught and the AIDS Vaccine Evaluation Group altered their plans and requested us to provide our formulations of bivalent gp120 as a replacement for the Chiron product. From this request arose the letter of intent and a plan to co-develop a new vaccine regimen.

     Currently, we and Pasteur Merieux Connaught are planning collaborative studies with our respective vaccines. During this time we are also negotiating a long-term co-development agreement with Pasteur Merieux Connaught. Should an agreement be reached on final terms, we will supply 100% of Pasteur Merieux Connaught's requirements for our bivalent gp120. Pasteur Merieux Connaught would pay our fully burdened costs plus 10% for all vaccines purchased from us. In addition, Pasteur Merieux Connaught would pay a royalty to us from Pasteur Merieux Connaught's sales of both vaccines in the regimen.

     Genentech holds exclusive options for the manufacture and marketing of AIDSVAX. The non-binding letter of intent with Pasteur Merieux Connaught has certain conflicts with our license agreement with Genentech. This conflict will require resolution between us and Genentech. The issue is now under discussion, and we will resolve it prior to our entering a final business agreement with Pasteur Merieux Connaught. Upon resolution of the business issues with Genentech and the Pasteur Merieux Connaught agreement, Genentech will then join us in negotiations with Pasteur Merieux Connaught.

COMPETITION

     We estimate that approximately 30 other companies have been engaged in research to produce an HIV vaccine. Only AIDSVAX and a vaccine once developed by our former competitor, Chiron Vaccines, have progressed to, and completed, Phase II testing. Chiron Vaccines has since abandoned that particular vaccine effort. Subsequently, a combination vaccine developed by Chiron Vaccines and Pasteur Merieux Connaught, also competitors of ours, entered Phase I/II testing in 1997. That vaccine effort, too, has since been terminated.

     Two other notable efforts at producing HIV vaccines have failed as well. A collaboration between Merck & Co., Inc. and Repligen Corporation was terminated because their vaccine failed to protect chimpanzees from live HIV infection. Similarly, MicroGeneSys, Inc. designed a vaccine that failed in early stage human testing. It appears that the principal differences between these vaccines and ours has been the choice of viral protein as antigen or the methods used for manufacturing.

     We believe that we now lead all competitors worldwide in the development of an HIV preventive vaccine. Of the two HIV vaccines that have reached human clinical trials, we have full control of the leading product (AIDSVAX) and plan to become a partner in the second (the Pasteur Merieux Connaught/VaxGen combination regimen).

GOVERNMENT REGULATION

     AIDSVAX is subject to federal regulation, by the federal government, principally by the FDA under the Food, Drug & Cosmetic Act and other laws, including the Public Health Services Act, and by state and local governments. Such regulations govern or influence, among other things, the testing, manufacture, safety, efficacy, labeling, storage, record keeping, approval, advertising and promotion of such products.

     AIDSVAX is classified by the FDA as a biologic product. The steps ordinarily required before a biological product may be marketed in the United States include: (1) preclinical testing; (2) the submission to the FDA of an Investigative New Drug Application, which must become effective before clinical trials may commence; (3) adequate and well-contained clinical trials to establish the safety and efficacy of the biological; (4) the submission to the FDA of a Biologics License Application; and (5) FDA approval of the application, including approval of all product labeling.

     Preclinical testing includes laboratory evaluation of product chemistry, formulation and stability, as well as animal studies to assess the potential safety and efficacy of each product. Preclinical safety tests must be conducted by laboratories that comply with FDA regulations regarding Good Laboratory Practices. The results of the preclinical tests together with manufacturing information and analytical data are submitted to the FDA as part of the Investigative New Drug Application and are reviewed by the FDA before the commencement of clinical trials. Unless the FDA objects to an Investigative New Drug

Application, the Investigative New Drug Application will become effective 30 days following its receipt by the FDA.

     Clinical trials involve the administration of the investigational product to humans under the supervision of a qualified principal investigator. Clinical trials are conducted in accordance with Good Clinical Practices under protocols submitted to the FDA as part of the Investigative New Drug Application. In addition, each clinical trial is approved and conducted under the auspices of an institutional review board and with patient informed consent. The institutional review board will consider, among other things, ethical factors, the safety of human subjects and possibility of liability of the institutions conducting the trial.

     Clinical trials are conducted in three sequential phases; however, the phases may overlap. The goal of a Phase I clinical trial is to establish initial data about safety and tolerance of the biologic agent in humans. In Phase II clinical trials, evidence is sought about the desired immune response of a biological agent in a limited number of patients. Additional safety data are also gathered from these studies. The Phase III clinical trial program consists of expanded, large-scale, multi-center studies of persons who are susceptible to the targeted disease. The goal of these studies is to obtain definitive statistical evidence of the efficacy and safety of the proposed product and dosage regimen. Our Phase III clinical trials of AIDSVAX are being conducted on persons at risk for HIV infection but who test HIV negative prior to enrollment in the trial.

     All data obtained from this comprehensive program are submitted in a biologics license application to the FDA for review and approval for the manufacture, marketing and commercial shipments of AIDSVAX. FDA approval of the biologics license application is required before marketing may begin in the United States. Similar types of regulatory processes will be encountered as efforts are made to market the vaccine internationally. We will be required to assure product performance and manufacturing processes from one country to another.

     For commercialization of AIDSVAX, our manufacturing processes and the manufacturing facility must receive FDA approval for sale within the United States. If Genentech does not exercise its option to manufacture AIDSVAX, we must pursue third party manufacturing arrangements. For marketing outside the United States, we will be subject to the regulatory requirements of other countries, which vary from country to country. The regulatory approval process in other countries includes requirements similar to those associated with the FDA approval described above.

EMPLOYEES

     As of April 15, 1999, we had 52 employees. None of our employees is subject to a collective bargaining agreement, and we believe that our relations with our employees are good. Five employees are bound by employment agreements with us that provide for employment of three years or more.

FACILITIES

     Our executive offices are located in Brisbane, California, in an office building in which we lease approximately 16,000 square feet. The lease agreement terminates in July 2005, and we have an option to renew for a successive five-year period. For fiscal year 1999, our monthly rent is $45,785. We also lease approximately 10,000 square feet of laboratory space in South San Francisco under a lease agreement that terminates in March 2006. We have an option to renew for a successive five-year period. For fiscal year 1999, our monthly rent is $17,854. We believe that our facilities are sufficient to support our operations for at least the next 24 months.

     In Thailand, we lease office space at Mahidol University and at Taksin Hospital in Bangkok. We will lease this space through the duration of the Thai Phase III clinical trials.

LEGAL PROCEEDINGS

     We are not currently subject to any material legal proceedings or claims.

                                   MANAGEMENT

EXECUTIVE OFFICERS, DIRECTOR NOMINEES AND DIRECTORS

                 NAME                    AGE                          POSITION
                 ----                    ---                          --------
Robert C. Nowinski(1)(4)...............  52     Chairman, Chief Executive Officer
Donald P. Francis(1)(4)................  56     President, Director
Phillip W. Berman(4)...................  49     Senior Vice President, Research &
                                                Development -- Director
John G. Curd...........................  53     Senior Vice President, Medical Affairs
Carter A. Lee..........................  46     Senior Vice President, Finance & Administration
Stephen C. Francis(3)(4)...............  58     Director
Roberta R. Katz(5).....................  51     Director Nominee
William D. Young(1)(2)(3)..............  54     Director

---------------
(1) Member of the Executive Committee
(2) Member of the Compensation Committee
(3) Member of the Audit Committee
(4) Member of the Genentech Contract Committee
(5) Ms. Katz is a director nominee who has agreed to join the board of directors shortly after consummation of the offering. We anticipate Ms. Katz will become a member of the Compensation, Audit and Genentech Contract Committees.

     ROBERT C. NOWINSKI, PH.D. Dr. Nowinski co-founded VaxGen in November 1995 and has served as a director and Chairman of the Board since inception and our Chief Executive Officer since April 1999. In 1991, Dr. Nowinski founded PathoGenesis, Inc., a publicly-held biotechnology company and served as Chairman of the Board until 1995. In 1989, Dr. Nowinski founded ICOS Corporation, a publicly-held biotechnology company, where, from 1989 through 1991, Dr. Nowinski served as Chief Executive Officer and President. In 1981, Dr. Nowinski founded Genetic Systems Corporation, a publicly-held biotechnology company, where, from 1981 to 1985, Dr. Nowinski held various executive positions including Chairman of the Board, Chief Executive Officer, President and Scientific Director. Following the merger of Genetic Systems Corporation with Bristol-Meyers Company, from 1988 to 1989, Dr. Nowinski served as Vice-President of New Technology for Bristol-Meyers Company at its headquarters in New York. Prior to such time, Dr. Nowinski was a Professor of Microbiology and Immunology at the University of Washington and Head of the Virology Program at the Fred Hutchinson Cancer Research Center in Seattle, Washington. During his academic career, Dr. Nowinski authored over 100 scientific publications. Dr. Nowinski received a B.S. from Beloit College and a Ph.D. in immunology from Cornell University Sloan-Kettering Division.

     DONALD P. FRANCIS, M.D., D.SC. Dr. Francis co-founded VaxGen in November 1995 and has served as our President and as a director since inception. From 1993 to 1995, Dr. Francis directed HIV vaccine clinical research at Genentech. Prior to joining Genentech, Dr. Francis served from 1973 to 1993 in various positions at the Centers for Disease Control. During this period, Dr. Francis established and directed the HIV laboratory for the Centers for Disease Control and served as an Assistant Director, Viral Diseases Program. At that time, he was also a principal investigator in one of the two Phase III clinical trials that led to licensure of the hepatitis B vaccine in the United States. In 1976, Dr. Francis was the lead epidemiologist on the first clinical team to encounter and control Ebola virus. Prior to such time, Dr. Francis had a central role in the World Health Organization's smallpox eradication program, which eradicated smallpox from the world. Dr. Francis received an M.D. from Northwestern University and completed his training in pediatrics at Los Angeles County/USC Medical Center. Dr. Francis received a doctorate in virology from the Harvard School of Public Health. Dr. Francis is the brother of Stephen Francis.

     PHILLIP W. BERMAN, PH.D. Dr. Berman has served as our Senior Vice President, Research & Development since April 1999. Dr. Berman served as our Vice President of Research & Development from November 1997 to April 1999, and has served as a director since October 1997. From 1982 to 1997,

Dr. Berman served in various capacities with Genentech, including Senior Scientist, Molecular Biology Department, and Staff Scientist, Department of Immunology and also Department of Process Sciences. Since 1984, Dr. Berman has had research responsibilities in Genentech's AIDS Vaccine Project and is an inventor of AIDSVAX. Dr. Berman received an A.B. in biology from the University of California, Berkeley, a Ph.D. in biochemistry from Dartmouth College and performed post doctoral research at the Neurobiology Laboratory of the Salk Institute and the Department of Biochemistry and Biophysics at the University of California, San Francisco.

     JOHN G. CURD, M.D. Dr. Curd has served as our Senior Vice President, Medical Affairs, since April, 1999. From 1991 to April 1999, Dr. Curd held various positions at Genentech, including Director, Immunology/Oncology/Infectious Disease, Senior Director and Head of Clinical Science and Vice President of Clinical Development. From 1978 to 1991, Dr. Curd held several research and clinical positions at The Scripps Clinic, a world-renowned research foundation and medical clinic, including Head, Division of Rheumatology and Vice Chairman, Department of Medicine. He received a B.A. from Princeton University and an M.D. from Harvard Medical School.

     CARTER A. LEE Mr. Lee has served as General Manager and Senior Vice President, Finance & Administration since September 1998. From 1991 to 1997, Mr. Lee served as Senior Vice President and Chief Financial Officer of Diefenbach Elkins International, Inc., a corporate branding consultancy. From 1990 to 1991, Mr. Lee served as Vice President, Finance & Administration of EDAW, Inc., a landscape architecture and planning firm. From 1987 to 1990, Mr. Lee served as Vice President and Corporate Controller of Landor Associates, a strategic design consulting firm. Prior to such time, Mr. Lee served in various positions at Coopers & Lybrand, including Senior Accountant and Supervising Consultant. Mr. Lee received a B.A. from the University of California, Berkeley, and an M.B.A. from California State University, Hayward.

     STEPHEN C. FRANCIS Mr. Francis has served as a director since October 1996. Mr. Francis has served as Vice-Chairman and Chief Risk Oversight Officer at Fischer, Francis, Trees & Watts, an investment management firm which he co-founded in 1972. Mr. Francis is a member and former chairman of the Treasury Borrowing Committee, which advises the United States Treasury, and is a member of the Stanford University Graduate School of Business Advisory Council. Mr. Francis received an A.B. from Dartmouth College and an M.B.A. from Stanford University. Mr. Francis is the brother of Donald Francis.

     ROBERTA R. KATZ Ms. Katz is a director nominee who will be elected shortly after consummation of the offering. Commencing in June 1999, Ms. Katz will become the Chief Executive Officer of The Technology Network. Ms. Katz joined Netscape Communications Corporation in May 1995 as Vice President, General Counsel and Secretary. From January 1996 to April 1999, Ms. Katz served as Senior Vice President, General Counsel and Secretary of Netscape, where she was a member of the team that negotiated the Netscape/America Online merger. From March 1993 until joining Netscape, Ms. Katz served as Senior Vice President and General Counsel of McCaw Cellular Communications, where she was a member of the team that negotiated the AT&T/McCaw merger. In addition, from March 1992 until joining Netscape, Ms. Katz served as Senior Vice President and General Counsel of LIN Broadcasting Company, a subsidiary of McCaw. In March 1998, Ms. Katz was named as one of the 50 Most Influential Women Attorneys in America by the National Law Journal. She is an author of Justice Matters: Rescuing the Legal System for the 21st Century. Ms. Katz received a B.A. from Stanford University, a Ph.D. in anthropology from Columbia University and a J.D. from the University of Washington School of Law.

     WILLIAM D. YOUNG Mr. Young has served as a director since November 1995. Since 1980, Mr. Young has served in various positions at Genentech, most recently as the Chief Operating Officer. Prior to such time, Mr. Young served in various positions at Eli Lilly and Co. for 14 years in the United States and Puerto Rico. In 1993, Mr. Young was elected to the United States National Academy of Engineering. Mr. Young serves on the board of directors of Energy Biosystems Corporation, a public company applying biotechnological advances to the field of energy utilization and environmental control. Mr. Young received a B.S. in chemical engineering from Purdue University and an M.B.A. from Indiana University.

BOARD OF DIRECTORS AND OFFICERS

     The size of the board of directors is currently set at six members. Directors hold office until the next annual meeting at which time their terms expire and their successors are elected. Officers are appointed by the board of directors for one year terms.

AUDIT COMMITTEE

     The audit committee makes recommendations to the board of directors about the selection of independent auditors, reviews the results and scope of the audit and other services provided by our independent auditors, and evaluates our internal controls. The audit committee consists of Mr. Stephen Francis and Mr. William Young. Upon joining the board of directors, Ms. Katz will become a member of this committee.

COMPENSATION COMMITTEE

     The compensation committee reviews and approves the compensation and benefits for our executive officers, administers our stock option plans and makes recommendations to the board of directors about compensation matters. The compensation committee consists of Mr. William Young. Upon joining the board of directors, Ms. Katz will become a member of this committee.

EXECUTIVE COMMITTEE

     The executive committee may act on behalf of the board of directors on all matters except those concerning filling vacancies on the board, executive compensation, audits or individual contracts or financial obligations exceeding $3,000,000. The executive committee consists of Dr. Robert Nowinski, Dr. Donald Francis and Mr. William Young.

GENENTECH CONTRACT COMMITTEE

     The Genentech contract committee considers matters relating to agreements with Genentech. The Genentech contract committee consists of Dr. Robert Nowinski, Dr. Donald Francis, Dr. Phillip Berman and Mr. Stephen Francis. Upon joining the board of directors, Ms. Katz will become a member of this committee.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     Decisions about executive compensation are made by the compensation committee. No member of the compensation committee or executive officer of our company has an interlocking relationship with executive officers or directors of another company.

EXECUTIVE COMPENSATION

     The following table depicts amounts paid during the last fiscal year as compensation to our chief executive officer and our three most highly compensated executive officers (other than the chief executive officer) who were serving as executive officers at the end of fiscal 1998.

                           SUMMARY COMPENSATION TABLE

                                               ANNUAL COMPENSATION          LONG-TERM COMPENSATION
                                              ---------------------    --------------------------------
        NAME AND PRINCIPAL POSITION           SALARY($)    BONUS($)    SECURITIES UNDERLYING OPTIONS(#)
        ---------------------------           ---------    --------    --------------------------------
Robert C. Nowinski, Chairman(1).............  $250,000     $    --                  60,000
Donald P. Francis, President................   250,000      75,000                  15,000
Phillip W. Berman, Vice President, Research
  & Development(2)..........................   175,000      35,000                  15,000
Robert F. Pacquer, Vice President,
  Finance(3)................................   150,730          --                 200,000

---------------
(1) Dr. Nowinski was appointed Chief Executive Officer on April 22, 1999.
(2) Dr. Berman was appointed Senior Vice President, Research & Development on April 22, 1999.
(3) Mr. Pacquer resigned from VaxGen as of March 15, 1999.

     The following table depicts stock option plan activity during the fiscal year ended December 31, 1998.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                                                                                  POTENTIAL REALIZABLE
                                                        INDIVIDUAL GRANTS                                 VALUE
                                   ------------------------------------------------------------     AT ASSUMED ANNUAL
                                                         % OF TOTAL                                     RATES OF
                                       NUMBER OF          OPTIONS       EXERCISE                       STOCK PRICE
                                       SECURITIES        GRANTED TO        OR                         APPRECIATION
                                       UNDERLYING        EMPLOYEES        BASE                       FOR OPTION TERM
                                        OPTIONS              IN           PRICE      EXPIRATION   ---------------------
              NAME                     GRANTED(#)           1998         ($/SH)         DATE       5%($)       10%($)
              ----                 ------------------   ------------   -----------   ----------   --------   ----------
Robert C. Nowinski...............            --               --            --             --          --           --
Donald P. Francis................            --               --            --             --          --           --
Phillip W. Berman................            --               --            --             --          --           --
Robert F. Pacquer(1).............       200,000(2)          45.7          7.00         1/2/08     880,000    2,231,000

---------------
(1) Mr. Pacquer resigned from VaxGen as of March 15, 1999.
(2) Under the terms of Mr. Pacquer's employment agreement, he received an option to purchase 200,000 shares. Under the terms of Mr. Pacquer's resignation, this amount was reduced as follows: (a) as of March 15, 1999, 77,500 of Mr. Pacquer's options were exercisable until March 31, 2000; and (b) if we complete our initial public offering by September 1, 1999, an additional 10,000 shares will become exercisable until March 31, 2000. The balance of Mr. Pacquer's options have terminated.

                         FISCAL YEAR-END OPTION VALUES

                                                     NUMBER OF SECURITIES
                                                          UNDERLYING                 VALUE OF UNEXERCISED
                                                          UNEXERCISED                IN-THE-MONEY OPTIONS
                                                  OPTIONS AT FISCAL YEAR-END                  AT
                                                              (#)                     FISCAL YEAR-END ($)
                     NAME                          EXERCISABLE/UNEXERCISABLE       EXERCISABLE/UNEXERCISABLE
                     ----                       -------------------------------    -------------------------
Robert C. Nowinski............................           --/--                             --/--
Donald P. Francis.............................           --/--                             --/--
Phillip W. Berman.............................      50,000/150,000                    125,000/375,000
Robert F. Pacquer(1)..........................      50,000/150,000                    125,000/375,000

---------------
(1) Mr. Pacquer resigned from VaxGen as of March 15, 1999.

EMPLOYMENT AGREEMENTS

     Dr. Nowinski's employment agreement provides for a base annual salary of $250,000 through 2002. On April 22, 1999, our board of directors approved an increase in Dr. Nowinski's annual salary to $300,000. Dr. Nowinski will receive a performance bonus of 125,000 shares of common stock if either the market value of our common stock reaches an average of $28.00 per share over a 30-day period or we are acquired in an acquisition that results in a purchase price of at least $28.00 per share. In the event of a change of control or termination prior to the end of the term of his employment agreement, we may be required to pay all salary due to Dr. Nowinski. Upon termination of employment, Dr. Nowinski has agreed not to compete with us for one year.

     Dr. Francis' employment agreement provides for a base salary of $250,000 through 2002. On April 22, 1999, our board of directors approved an increase in Dr. Francis' annual salary to $275,000. Dr. Francis may receive an annual bonus of up to 30% of his base salary as determined in the discretion of the board of directors. Dr. Francis will also receive a performance bonus of 125,000 shares of common stock if either the market value of our common stock reaches an average of $28.00 per share over a 30-day period or we are acquired in an acquisition that results in a purchase price of at least $28.00 per share. In the event of a change of control or termination of employment prior to the end of the five-year term, we may be required to pay all salary due to Dr. Francis. Upon termination of employment, Dr. Francis has agreed not to compete with us for one year.

     Dr. Berman's employment agreement provides for a base salary of $175,000 through November 2000. On April 22, 1999, our board of directors approved an increase in Dr. Berman's annual salary to $200,000. Dr. Berman may receive an annual bonus of up to 20% of his base salary as determined in the discretion of the board of directors. In the event of a change of control, Dr. Berman may receive a one-time bonus of 75,757 shares of common stock. In the event of termination of employment prior to the expiration of the three-year term, we may be required to pay Dr. Berman's base salary for twelve months following his termination. Upon termination of employment, Dr. Berman has agreed not to compete with us for one year.

     Dr. Curd's employment agreement provides for an annual base salary of $225,000 through May 2003. Dr. Curd may also receive an annual bonus of up to 30% of his base salary and up to 10,000 shares of stock options with an exercise price equal to fair market value, as determined in the discretion of the board of directors. We have agreed to pay Dr. Curd a bonus of up to $50,000, to be paid over the period of his four-year contract. We have also agreed to assume Dr. Curd's loan for $96,822 outstanding with Genentech and accept an interest-free promissory note from Dr. Curd. Dr. Curd agrees to retire the outstanding loan by the termination of this agreement. Dr. Curd has received an option to purchase up to 125,000 shares of common stock that vests over a four-year period. In the event of a change of control, Dr. Curd may receive a one-time bonus of 37,500 shares of common stock. In the event of termination prior to the expiration of the four-year term, we may be required to pay Dr. Curd's base salary for twelve months following his termination. Upon termination of employment, Dr. Curd has agreed not to compete with us for one year.

     Mr. Lee's employment agreement provides for a base salary of $185,000 through March 2003. Mr. Lee may also receive an annual bonus of up to 20% of his base salary, and 10,000 shares of stock options (exercise price at market value), as determined in the discretion of the board of directors. Mr. Lee has received an option to purchase up to 125,000 shares of common stock that vests over a four-year period. In the event of a change of control, Mr. Lee may receive a one-time bonus of 37,500 shares of common stock. In the event of termination prior to the expiration of the four-year term, we may be required to pay Mr. Lee's base salary for twelve months following his termination. Upon termination of employment, Mr. Lee has agreed not to compete with us for one year.

DIRECTOR COMPENSATION

     We reimburse directors for out-of-pocket and travel expenses incurred while attending board of director and committee meetings. Directors are also paid $1,000 per meeting attended in person and

$500 for participation by conference call. Directors who are not also employees receive an annual option to purchase up to the lesser of: (1) $20,000 worth of common stock at an exercise price equal to the fair market value of the stock on the date of grant; and (2) 2,857 shares of common stock. Employee directors are also eligible to receive option grants.

1996 STOCK OPTION PLAN

     We adopted a 1996 stock option plan for our officers, directors, key employees and consultants. Options to purchase shares of common stock are authorized to be issued to participants through either incentive stock options or nonqualified stock options. On April 1, 1999, our shareholders approved an increase of 1,250,000 in the number of shares reserved for issuance under the 1996 plan, to a total of 1,750,000 shares of common stock reserved for issuance; options are subject to adjustment. The 1996 plan is administered by our board of directors but may also be administered by a committee appointed by our board of directors. The exercise price of options is not less than the fair market value of the common stock on the date of grant, except that the exercise price of nonqualified stock options shall not be less than 85% of the fair market value at the date of the grant. Options granted under the 1996 plan have a maximum term of ten years. Options vest at a rate of 25% per year over a four-year period unless otherwise provided by the board of directors. In no event may the board of directors specify a vesting schedule that permits an option to vest at a rate less than 20% per year, however. Nonqualified stock options granted to non-employee directors will vest at the rate of 40% on the date of grant and 60% on the first anniversary of the date of grant. The 1996 plan expires ten years from the date of adoption, unless sooner terminated by the board of directors. As of April 15, 1999, there were a total of 883,100 options outstanding under the 1996 plan.

1998 DIRECTORS STOCK OPTION PLAN

     We adopted a 1998 director stock option plan for our non-employee directors. The plan provides for the issuance of 37,500 shares of common stock to non-employee directors through annual options. Options are subject to adjustment. The plan provides for grant of initial options to non-employee directors on May 6, 1998. Annual option grants will automatically be made to non-employee directors on the annual meeting date in each subsequent year. The exercise price of the initial options is $7.00 per share. The exercise price of the each annual option is the fair market value of our common stock on the annual grant date. Each initial option is fully vested upon grant. Each annual option fully vests on the first anniversary of its grant date, subject to certain meeting attendance requirements. The board of directors may terminate the 1998 director plan at any time. As of April 15, 1999, there were a total of 8,571 options outstanding under the 1998 director plan.

401(K) PLAN

     We maintain a 401(k) profit sharing benefit plan intended to qualify under
Section 401 of the Internal Revenue Code of 1986, as amended. The plan covers all employees who satisfy certain minimum age eligibility requirements. Under the profit sharing portion of the plan, we may make an annual contributions for the benefit of eligible employees in an amount determined by us. Under the 401(k) portion of the plan, eligible employees may make pretax elective contributions of their compensation, subject to maximum limits on contributions prescribed by law.

                              CERTAIN TRANSACTIONS

     The following is a summary of certain related party transactions since January 1996 to which we were or are a party or in which certain of our executive officers, directors or stockholders had or have a direct or indirect material interest. We believe that each of these agreements was made on terms at least as fair to us as could have been obtained from unaffiliated third parties.

     We issued 1,150,000 shares of common stock to Genentech, 500,000 shares of common stock to Dr. Donald P. Francis, and 250,000 shares of common stock to Dr. Robert C. Nowinski on April 10, 1996 for a purchase price of $0.02 per share. We also issued 133,333 shares of common stock to Dr. Francis, 66,666 shares of common stock to Dr. Nowinski, and 20,000 shares of common stock to Stephen C. Francis on October 29, 1996 for a purchase price of $0.02 per share.

     We entered into a services agreement dated January 1, 1996 with Genentech under which Genentech agreed to provide us with administrative and other services. Under the services agreement Genentech has provided us with expertise in process sciences, regulatory affairs, virology and the manufacturing of clinical supplies of AIDSVAX. We paid Genentech $1,442,000, $2,352,000 and $690,000 in years 1996-1998. The initial services agreement expired December 31, 1998 but was renewed through December 31, 2000.

     We entered into a license agreement dated May 1, 1996 with Genentech under which Genentech granted us an exclusive license to specified patents and proprietary know-how relating to the development of a vaccine to prevent HIV infection and/or AIDS. The Genentech license agreement is described in further detail in "Business -- License and Services Agreement with Genentech."

     We entered into a warrant agreement with Genentech on March 15, 1996 under which Genentech can purchase that number of shares of our common stock necessary to maintain Genentech's 25% ownership on a fully-diluted basis. The purchase price for any shares purchased under this agreement would be market price. The warrant expired January 11, 1999, at the completion of our 1998 private placement. We have granted Genentech registration rights with respect to all of its securities. They do not hold any further rights to acquire our common stock.

     We entered into a sublease agreement dated September 3, 1997 with Genentech covering office space located on the premises leased by Genentech in South San Francisco. We are no longer occupying this space. Under the sublease we paid Genentech a monthly rental of $5,985.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth information about the beneficial ownership of common stock of:

     - each director, director nominee, our chief executive officer and our three most highly compensated executive officers;

     - directors and executive officers as a group; and

     - 5% beneficial owners.

     The information is this table is as of April 15, 1999 and as adjusted to reflect the sale of common stock in the offering.

                                                                  BENEFICIALLY OWNED SHARES(1)
                                                             --------------------------------------
                                                              PRIOR TO OFFERING      AFTER OFFERING
                                                             --------------------    --------------
           NAME AND ADDRESS OF BENEFICIAL OWNER               NUMBER      PERCENT       PERCENT
           ------------------------------------              ---------    -------       -------
Genentech, Inc.............................................  1,522,354     19.8%          14.1%
  1 DNA Way
  South San Francisco, California 94080
Donald P. Francis..........................................    633,333      8.2            5.9
  c/o VaxGen, Inc.
  1000 Marina Boulevard, Suite 200
  Brisbane, California 94005
Robert C. Nowinski.........................................    309,166      4.0            2.9
Phillip W. Berman(2).......................................     50,000        *              *
Stephen C. Francis(3)......................................     42,857        *              *
Roberta R. Katz(4).........................................         --       --             --
William D. Young(5)........................................  1,522,354     19.8           14.1
All executive officers and directors as a group (6
  persons)(6)..............................................  2,557,710     33.1           23.6

---------------
 *  Less than 1%.

(1) Includes shares underlying options or warrants exercisable within 60 days of April 15, 1999. Except as indicated, persons named in the table have sole voting and investment power with respect to all shares of common stock owned by them.

(2) Includes 50,000 shares issuable on exercise of outstanding options exercisable within 60 days of April 15, 1999.

(3) Includes 2,857 shares issuable upon exercise of outstanding options exercisable within 60 days of April 15, 1999.

(4) Ms. Katz is a director nominee who has agreed to join the board of directors shortly after consummation of the offering. Ms. Katz will be granted an option to purchase up to 20,000 shares of common stock upon her commencement of service on the board of directors. The stock option vests over four years.

(5) Mr. Young is Executive Vice President of Genentech. Mr. Young disclaims any beneficial ownership of Genentech shares except to the extent of any pecuniary interest therein.

(6) Includes an aggregate of 52,857 shares of common stock issuable on exercise of outstanding options exercisable within 60 days of April 15, 1999.

                          DESCRIPTION OF CAPITAL STOCK

     The following is a description of the material terms of our capital stock and charter documents. While complete in material respects, this description is nonetheless a summary and is qualified in each instance by reference to the full text of these documents.

     Our certificate of incorporation authorizes 40,000,000 shares of capital stock, consisting of 20,000,000 shares of common stock, $0.01 par value, and 20,000,000 shares of preferred stock, $0.01 par value.

COMMON STOCK

     We have 20,000,000 shares of common stock authorized, of which 7,685,161 shares are outstanding as of April 15, 1999. There are approximately 768 stockholders of record. Holders of common stock are entitled to one vote per share. There are no cumulative voting or preemptive rights. Holders of common stock are entitled to receive their share of any dividends declared by the board of directors. In the event of liquidation, dissolution or winding up, holders of common stock are entitled to their share of remaining assets following payment to creditors. All the outstanding shares of common stock are fully paid, validly issued and non-assessable. As of April 15, 1999, we had outstanding options to purchase 891,671 shares of common stock.

PREFERRED STOCK

     The board of directors is authorized to issue 20,000,000 shares of preferred stock in one or more series and to fix the rights, preferences and privileges of those shares without further action by stockholders. Any shares of preferred stock so issued may have priority over the common stock with respect to dividend, liquidation and other rights. No preferred stock has been issued.

WARRANTS

     As of April 15, 1999, there are outstanding warrants to purchase 309,825 shares of common stock. All of these warrants are currently exercisable.

     In connection with our 1997 financing we granted a contractual right to one private unaffiliated investor to maintain his proportionate stock ownership position. This right will expire March 31, 2002.

ANTI-TAKEOVER PROVISIONS IN CHARTER DOCUMENTS

     Our certificate of incorporation does not provide for cumulative voting in connection with the election of directors. Genentech is currently our largest single stockholder, owning approximately 20% of our common stock. Our officers and directors as a group own approximately 33% of our common stock. While these percentages will decrease after this offering, Genentech and our officers and directors acting together could influence the direction and control of our business.

     Our bylaws provide that special meetings of stockholders may be called only by the board of directors, the Chairman of the Board, the President, or any holder or holders of at least 10% of our voting stock. The bylaws also provide that stockholders seeking to bring business before an annual or special meeting must provide timely notice in writing. To be timely, a stockholder's notice must be transmitted: (1) not less than 20 days nor more than 60 days before a meeting to act on a plan of merger or consolidation or a proposed sale, lease, exchange or other disposition of our assets; or (2) not less than 10 days nor more than 60 days before any other meeting. The bylaws also contain specific requirements for the form of a stockholder's notice. These provisions have anti-takeover effects that may deter a change in control of our company even if it is in the best interest of the stockholders.

REGISTRATION RIGHTS

     In connection with our prior private financings, we granted registration rights with respect to (1) 3,607,047 shares of common stock sold in the 1997 private placement; (2) 1,570,010 shares of common stock sold in the 1998 private placement; and (3) 372,354 shares of common stock sold to Genentech. These registration rights generally grant to the holders up to three "piggyback" registrations and two "demand" registrations, subject to customary cutback provisions.

DELAWARE LAW

     VaxGen is subject to Section 203 of the Delaware General Corporation Law, which prevents an "interested stockholder" (a person who owns or within three years did own 15% or more of a corporation's outstanding voting stock), from engaging in a business combination with a publicly-held Delaware corporation for three years following the date that person became an interested stockholder. An exception is made where the business combination is approved in a prescribed manner. A corporation may at its option exclude itself from the coverage of
Section 203 by amending its certificate of incorporation or bylaws by action or its stockholders. We did not elect to exclude ourselves.

DIRECTORS' AND OFFICERS' LIABILITY AND INDEMNIFICATION

     Our certificate of incorporation eliminates the personal liability of directors to us or our stockholders for money damages resulting from breaches of their fiduciary duty to the fullest extent permitted by Delaware General Corporation Law. This provision does not eliminate the liability of directors for (1) acts or omissions not in good faith that involve intentional misconduct or a knowing violation of law; (2) improper declarations of dividends; (3) transactions from which a director derived an improper personal benefit; or (4) breaches of directors' duty of loyalty to us or our stockholders. Our bylaws contain provisions requiring the indemnification of our directors to the fullest extent permitted by applicable law. We also have the ability to indemnify officers, employees and agents to the same extent as directors. Our bylaws also permit us to secure insurance on behalf of any director, officer, employee or other agent for any liability arising out of his or her actions in such capacity, regardless of whether the bylaws permit such indemnification. The employment agreements of Drs. Nowinski and Francis contain indemnification provisions. We have entered into an indemnification agreement with Ms. Katz, a director nominee, under which we have agreed to indemnify Ms. Katz with respect to any liability in connection with this offering.

TRANSFER AGENT

     The transfer agent for the common stock is ChaseMellon Shareholder Services, Seattle, Washington.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Prior to this offering, there has been no public market for our common stock. The market price of our common stock could drop due to sales of a large number of shares of our common stock or the perception that such sales could occur. These factors could also make it more difficult to raise funds through future offerings of common stock.

     After this offering, 10,785,161 shares of common stock will be outstanding (11,250,161 shares if the underwriters exercise their over-allotment option in full). Of these shares, the 3,100,000 shares (3,565,000 shares if the underwriters exercise their over-allotment option in full) sold in this offering will be freely tradable without restriction under the Securities Act except for any shares purchased by "affiliates" of the Company as defined in Rule 144 under the Securities Act. The remaining 7,685,161 shares are "restricted securities" within the meaning of Rule 144 under the Securities Act. The restricted securities generally may not be sold unless they are registered under the Securities Act or sold pursuant to an exemption from registration, such as the exemption provided by Rule 144 under the Securities Act.

     Our officers and directors and [       ] of our shareholders have entered
into lock-up agreements pursuant to which they have agreed not to offer or sell any shares of common stock for a period of 180 days after the date of this prospectus without the prior written consent of Prudential Securities, on behalf of the underwriters. Prudential Securities may, at any time and without notice, waive any of the terms of these lock-up agreements specified in the underwriting agreement. Following the lock-up period, these shares will not be eligible for sale in the public market without registration under the Securities Act unless such sales meet the conditions and restrictions of Rule 144 as described below.

     In general, under Rule 144 as currently in effect, any person (or persons whose shares are aggregated), including an affiliate, who has beneficially owned shares for a period of at least one year is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of: (1) 1% of the then-outstanding shares of common stock; and (2) the average weekly trading volume in the common stock during the four calendar weeks immediately preceding the date on which the notice of such sale on Form 144 is filed with the SEC. Sales under Rule 144 are also subject to certain provisions relating to notice and manner of sale and the availability of current public information about the Company. In addition, a person (or persons whose shares are aggregated) who has not been an affiliate of the Company at any time during the 90 days immediately preceding a sale, and who has beneficially owned the shares for at least two years, would be entitled to sell such shares under Rule 144(k) without regard to the volume limitation and other conditions described above. The foregoing summary of Rule 144 is not intended to be a complete description.

     As soon as practicable following the consummation of this offering, the Company intends to file a registration statement under the Securities Act to register the shares of common stock available for issuance pursuant to its stock option plans after the effective date of such registration statement will be available for sale in the open market subject to the lock-up period and, for affiliates of the Company, subject to certain conditions and restrictions of Rule 144.

                                  UNDERWRITING

     We have entered into an underwriting agreement with the underwriters named below, for whom Prudential Securities Incorporated and Punk, Ziegel & Company L.P. are acting as representatives. We are obligated to sell, and the underwriters are obligated to purchase, all of the shares offered on the cover page of this prospectus, if any are purchased. Subject to conditions specified in the underwriting agreement, each underwriter has severally agreed to purchase the shares indicated opposite its name:

                                                               NUMBER
                                                              OF SHARES
UNDERWRITERS                                                  ---------
Prudential Securities Incorporated..........................
Punk, Ziegel & Company L.P..................................
                                                              ---------
Total.......................................................  3,100,000
                                                              =========

     The underwriters may sell more than the total number of shares offered on the cover page of this prospectus and they have, for a period of 30 days from the date of this prospectus, an over-allotment option to purchase up to 465,000 additional shares from us. If any additional shares are purchased, the underwriters will severally purchase the shares in the same proportion as per the table above.

     The representatives of the underwriters have advised us that the shares will be offered to the public at the offering price indicated on the cover page of this prospectus. The underwriters may allow to selected dealers a concession
not in excess of $     per share and these dealers may reallow a concession not
in excess of $     per share to certain other dealers. After the shares are
released for sale to the public, the representatives may change the offering price and the concessions. The representatives have informed us that the underwriters do not intend to sell shares to any investor who has granted them discretionary authority.

     We have agreed to pay the underwriters the following fees, assuming both no exercise and full exercise of the underwriters' over-allotment option to purchase additional shares:

                                                                              TOTAL FEES
                                                             ---------------------------------------------
                                                    FEE       WITHOUT EXERCISE OF      FULL EXERCISE OF
                                                 PER SHARE   OVER-ALLOTMENT OPTION   OVER-ALLOTMENT OPTION
                                                 ---------   ---------------------   ---------------------
Fees paid by us................................    $                 $                       $

     In addition, we estimate that we will spend approximately $          in
expenses for this offering. We have agreed to indemnify the underwriters against liabilities, including liabilities under the Securities Act or contribute to payments that the underwriters may be required to make in respect of these liabilities.

     We, our officers and directors, and [          ] shareholders of VaxGen
have entered into lock-up agreements, under which we and they agreed not to offer or sell any shares of common stock or securities convertible into or exchangeable or exercisable for shares of common stock for a period of 180 days from the date of this prospectus without the prior written consent of Prudential Securities on behalf of the underwriters. Prudential Securities may, at any time and without notice, waive the terms of these lock-up agreements specified in the underwriting agreement.

     Prior to this offering, there has been no public market for the common stock of our Company. The public offering price, negotiated between the Company and the representatives, is based upon various factors such as our financial and operating history and condition, its prospects, the prospects for the industry we are in and prevailing market conditions.

     Prudential Securities, on behalf of the underwriters, may engage in the following activities in accordance with applicable securities rules:

     - Over-allotments involving sales in excess of the offering size, creating a short position. Prudential Securities may elect to reduce this short position by exercising some or all of the over-allotment option.

     - Stabilizing and short covering: stabilizing bids to purchase the shares are permitted if they do not exceed a specified maximum price. After the distribution of shares has been completed, short covering purchases in the open market may also reduce the short position. These activities may cause the price of the shares to be higher than would otherwise exist in the open market.

     - Penalty bids permitting the representatives to reclaim commissions from a syndicate member for the shares purchased in the stabilizing or short covering transactions.

     Such activities, which may be commenced and discontinued at any time, may be effected on the Nasdaq National Market, NYSE in the over-the-counter market or otherwise.

     Each underwriter has represented that it has complied and will comply with all applicable laws and regulations in connection with the offer, sale or delivery of the shares and related offering materials in the United Kingdom, including:

     - the Public Offers of Securities Regulations 1995;

     - the Financial Services Act 1986; and

     - the Financial Services Act 1986 (Investment Advertisements) (Exemptions), Order 1996 (as amended).

     We have asked the underwriters to reserve shares for sale at the same offering price directly to our employees and other business affiliates or related third parties. The number of shares available for sale to the general public in the offering will be reduced to the extent such persons purchase the reserved shares.

                                 LEGAL MATTERS

     Graham & James LLP/Riddell Williams P.S., Seattle, Washington, passed on the validity of the shares. Principals of Graham & James LLP/Riddell Williams P.S. beneficially own 22,000 shares. Cooley Godward LLP, Kirkland, Washington, passed on legal matters for the underwriters. The Roman Arch Fund L.P. and The Roman Arch Fund II L.P., an internal employee private equity fund of Prudential Securities Incorporated, own an aggregate of 16,000 shares.

                                    EXPERTS

     The financial statements of VaxGen as of December 31, 1997 and 1998, and for each of the years in the three-year period ended December 31, 1998 and for the period from November 27, 1995 (inception) through December 31, 1998, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

     We filed a registration statement on Form S-1 with the SEC covering sale of the common stock, of which this prospectus is a part. This prospectus does not contain all of the information in the registration statement, portions of which are omitted as permitted by SEC rules. Statements in this prospectus about documents filed as exhibits, while complete in material respects, are nonetheless summaries. Reference is made to each exhibit for a full description. In each case, summary descriptions are qualified by reference to complete exhibits. You may read or copy any document filed by us at the SEC's Public Reference Room located at 450 5th Street, NW, Washington, D.C. 20549. You may obtain information about the Public Reference Room by calling the SEC for further information at 1-800-SEC-0330. Our filings are also available at the SEC's web site at www.sec.gov.

                                  VAXGEN, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Independent Auditors' Report................................  F-2
Balance Sheets..............................................  F-3
Statements of Operations....................................  F-4
Statements of Stockholders' Equity (Deficit) and
  Comprehensive Loss........................................  F-5
Statements of Cash Flows....................................  F-6
Notes to Financial Statements...............................  F-7

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
VaxGen, Inc.:

     We have audited the accompanying balance sheets of VaxGen, Inc. (a development stage enterprise) as of December 31, 1997 and 1998, and the related statements of operations, stockholders' equity (deficit) and comprehensive loss, and cash flows for each of the years in the three-year period ended December 31, 1998 and the period from November 27, 1995 (inception) through December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of VaxGen, Inc. (a development stage enterprise) as of December 31, 1997 and 1998, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1998 and the period from November 27, 1995 (inception) through December 31, 1998, in conformity with generally accepted accounting principles.

Seattle, Washington
February 5, 1999, except as to note 8(b), which is as of April 1, 1999

                                  VAXGEN, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)

                                 BALANCE SHEETS

                                     ASSETS

                                                           DECEMBER 31,
                                                    ---------------------------     MARCH 31,
                                                       1997            1998            1999
                                                    -----------    ------------    ------------
                                                                                   (UNAUDITED)
Current assets:
  Cash and cash equivalents.......................  $   641,000    $  6,818,000    $  7,931,000
  Investment securities...........................   23,239,000      12,650,000      12,676,000
  Interest receivable.............................      152,000         112,000         148,000
  Prepaid expenses and other current assets.......      230,000         360,000         294,000
                                                    -----------    ------------    ------------
          Total current assets....................   24,262,000      19,940,000      21,049,000
Property and equipment, net.......................       33,000       1,258,000       1,423,000
Other assets......................................        6,000         274,000         221,000
                                                    -----------    ------------    ------------
          Total assets............................  $24,301,000    $ 21,472,000    $ 22,693,000
                                                    ===========    ============    ============

                             LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Payable to Genentech............................  $ 3,792,000    $    260,000    $    500,000
  Accounts payable................................      237,000       1,483,000         248,000
  Accrued liabilities.............................      390,000         331,000         963,000
  Current portion of long-term obligations........           --              --          20,000
                                                    -----------    ------------    ------------
          Total current liabilities...............    4,419,000       2,074,000       1,731,000
                                                    -----------    ------------    ------------
Long-term obligations.............................           --              --          66,000
Stockholders' equity:
  Preferred stock, $0.01 par value. Authorized
     20,000,000 shares; none issued or
     outstanding..................................           --              --              --
  Common stock, $0.01 par value. Authorized
     20,000,000 shares; issued and outstanding
     6,109,401 shares at December 31, 1997,
     7,101,248 shares at December 31, 1998 and
     7,685,161 shares at March 31, 1999...........       61,000          71,000          77,000
  Additional paid-in capital......................   24,985,000      33,619,000      38,886,000
  Accumulated other comprehensive income --
     unrealized gain on investment securities.....        8,000          43,000          28,000
  Deficit accumulated during the development
     stage........................................   (5,172,000)    (14,335,000)    (18,095,000)
                                                    -----------    ------------    ------------
          Total stockholders' equity..............   19,882,000      19,398,000      20,896,000
Commitments and contingencies
                                                    -----------    ------------    ------------
          Total liabilities and stockholders'
            equity................................  $24,301,000    $ 21,472,000    $ 22,693,000
                                                    ===========    ============    ============

See accompanying notes to financial statements.

                                  VAXGEN, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)

                            STATEMENTS OF OPERATIONS

                                                                        PERIOD FROM                                PERIOD FROM
                                                                        NOVEMBER 27,                               NOVEMBER 27,
                                                                            1995                                       1995
                                                                        (INCEPTION)          THREE MONTHS          (INCEPTION)
                                      YEAR ENDED DECEMBER 31,             THROUGH           ENDED MARCH 31,          THROUGH
                              ---------------------------------------   DECEMBER 31,   -------------------------    MARCH 31,
                                 1996          1997          1998           1998          1998          1999           1999
                              -----------   -----------   -----------   ------------   -----------   -----------   ------------
                                                                                       (UNAUDITED)   (UNAUDITED)   (UNAUDITED)
Operating expenses:
  Research and
    development.............  $(1,683,000)  $(3,146,000)  $(6,831,000)  $(11,663,000)  $  (716,000)  $(3,038,000)  $(14,701,000)
  General and
    administrative..........     (371,000)     (800,000)   (3,345,000)    (4,543,000)     (447,000)   (1,006,000)    (5,549,000)
                              -----------   -----------   -----------   ------------   -----------   -----------   ------------
    Loss from operations....   (2,054,000)   (3,946,000)  (10,176,000)   (16,206,000)   (1,163,000)   (4,044,000)   (20,250,000)
Other income (expense), net:
  Investment income, net....           --       905,000     1,013,000      1,918,000       306,000       285,000      2,203,000
  Interest expense..........      (28,000)      (19,000)           --        (47,000)           --        (1,000)       (48,000)
                              -----------   -----------   -----------   ------------   -----------   -----------   ------------
    Total other income
      (expense), net........      (28,000)      886,000     1,013,000      1,871,000       306,000       284,000      2,155,000
    Net loss................  $(2,082,000)  $(3,060,000)  $(9,163,000)  $(14,335,000)  $  (857,000)  $(3,760,000)  $(18,095,000)
                              ===========   ===========   ===========   ============   ===========   ===========   ============
Basic and diluted loss per
  share.....................  $     (1.90)  $     (0.60)  $     (1.48)                 $     (0.14)  $     (0.49)
                              ===========   ===========   ===========                  ===========   ===========
Weighted average shares used
  in computing basic and
  diluted loss per share....    1,093,000     5,096,000     6,185,000                    6,066,000     7,619,000
                              ===========   ===========   ===========                  ===========   ===========

See accompanying notes to financial statements.

                                  VAXGEN, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)

      STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT) AND COMPREHENSIVE LOSS

                                                                           DEFICIT
                                                                         ACCUMULATED      ACCUMULATED
                                      COMMON STOCK        ADDITIONAL      DURING THE         OTHER             TOTAL
                                  --------------------      PAID-IN      DEVELOPMENT     COMPREHENSIVE     STOCKHOLDERS'
                                   SHARES      AMOUNT       CAPITAL         STAGE           INCOME        EQUITY (DEFICIT)
                                  ---------    -------    -----------    ------------    -------------    ----------------
Balance at inception (November
  27, 1995).....................         --    $    --    $        --    $         --      $     --         $        --
Net and total comprehensive loss
  for the period from inception
  to December 31, 1995..........         --         --             --         (30,000)           --             (30,000)
                                  ---------    -------    -----------    ------------      --------         -----------
Balance at December 31, 1995....         --         --             --         (30,000)           --             (30,000)
Shares issued at $0.02 per share
  from April through October
  1996:
  Genentech for technology......  1,150,000     11,000         12,000              --            --              23,000
  Other founders for cash.......    980,000     10,000         10,000              --            --              20,000
Net and total comprehensive
  loss..........................         --         --             --      (2,082,000)           --          (2,082,000)
                                  ---------    -------    -----------    ------------      --------         -----------
Balance at December 31, 1996....  2,130,000     21,000         22,000      (2,112,000)           --          (2,069,000)
Sale of shares in private
  placement at $7.00 per share
  from March through June 1997
  for cash, net of issue costs
  of $2,248,000.................  3,607,047     36,000     22,965,000              --            --          23,001,000
Sale of shares to Genentech
  concurrent with private
  placement in March 1997 at
  $7.00 per share for cash......    285,714      3,000      1,997,000              --            --           2,000,000
Genentech exercise of warrants
  at $0.02 per share in October
  1997 for cash.................     86,640      1,000          1,000              --            --               2,000
Comprehensive loss:
  Net loss......................         --         --             --      (3,060,000)           --          (3,060,000)
  Unrealized gain on investment
    securities..................         --         --             --              --         8,000               8,000
                                  ---------    -------    -----------    ------------      --------         -----------
        Total comprehensive
          loss..................         --         --             --              --            --          (3,052,000)
                                  ---------    -------    -----------    ------------      --------         -----------
Balance at December 31, 1997....  6,109,401     61,000     24,985,000      (5,172,000)        8,000          19,882,000
Exercise of employee stock
  options at $7.00 per share in
  June and July 1998 for cash...      5,750         --         40,000              --            --              40,000
Sale of shares in private
  placement in December 1998 at
  $9.50 per share for cash, net
  of issue costs of $764,000....    986,097     10,000      8,594,000              --            --           8,604,000
Comprehensive loss:
  Net loss......................         --         --             --      (9,163,000)           --          (9,163,000)
  Unrealized gain on investment
    securities..................         --         --             --              --        35,000              35,000
                                  ---------    -------    -----------    ------------      --------         -----------
        Total comprehensive
          loss..................         --         --             --              --            --          (9,128,000)
                                  ---------    -------    -----------    ------------      --------         -----------
Balance at December 31, 1998....  7,101,248     71,000     33,619,000     (14,335,000)       43,000          19,398,000
Sale of shares in private
  placement in January 1999 at
  $9.50 per share for cash, net
  of issue costs of $264,000
  (unaudited)...................    583,913      6,000      5,267,000              --            --           5,273,000
Comprehensive loss (unaudited):
  Net loss......................         --         --             --      (3,760,000)           --          (3,760,000)
  Net unrealized loss on
    investment securities.......         --         --             --              --       (15,000)            (15,000)
                                  ---------    -------    -----------    ------------      --------         -----------
        Total comprehensive
          loss..................         --         --             --              --            --          (3,775,000)
                                  ---------    -------    -----------    ------------      --------         -----------
Balance at March 31, 1999
  (unaudited)...................  7,685,161    $77,000    $38,886,000    $(18,095,000)     $ 28,000         $20,896,000
                                  =========    =======    ===========    ============      ========         ===========

See accompanying notes to financial statements.

                                  VAXGEN, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)

                            STATEMENTS OF CASH FLOWS

                                                                          PERIOD FROM                                PERIOD FROM
                                                                          NOVEMBER 27,                               NOVEMBER 27,
                                                                              1995                                       1995
                                                                          (INCEPTION)          THREE MONTHS          (INCEPTION)
                                       YEAR ENDED DECEMBER 31,              THROUGH           ENDED MARCH 31,          THROUGH
                              -----------------------------------------   DECEMBER 31,   -------------------------    MARCH 31,
                                 1996           1997           1998           1998          1998          1999           1999
                              -----------   ------------   ------------   ------------   -----------   -----------   ------------
                                                                                         (UNAUDITED)   (UNAUDITED)   (UNAUDITED)
Cash flows from operating
  activities:
  Net loss..................  $(2,082,000)  $ (3,060,000)  $ (9,163,000)  $(14,335,000)  $  (857,000)  $(3,760,000)  $(18,095,000)
  Adjustments to reconcile
    net loss to net cash
    used in operating
    activities:
      Depreciation and
        amortization........        3,000          4,000         92,000         99,000         4,000        80,000        179,000
      Amortization of
        discounts on
        investment
        securities..........           --       (229,000)      (154,000)      (383,000)      (75,000)      (39,000)      (422,000)
      Changes in assets and
        liabilities:
        Interest
          receivable........           --       (152,000)        40,000       (112,000)       (5,000)      (36,000)      (148,000)
        Prepaid expenses and
          other current
          assets............       (2,000)      (228,000)      (130,000)      (360,000)       35,000        66,000       (294,000)
        Other assets........           --         (1,000)      (150,000)      (162,000)           --        53,000       (109,000)
        Payable to
          Genentech.........    1,442,000      2,350,000     (3,532,000)       260,000    (3,608,000)      240,000        500,000
        Accounts payable and
          accrued
          liabilities.......       35,000        566,000      1,187,000      1,814,000     1,644,000      (603,000)     1,211,000
                              -----------   ------------   ------------   ------------   -----------   -----------   ------------
        Net cash used in
          operating
          activities........     (604,000)      (750,000)   (11,810,000)   (13,179,000)   (2,862,000)   (3,999,000)   (17,178,000)
                              -----------   ------------   ------------   ------------   -----------   -----------   ------------
Cash flows from investing
  activities:
  Purchases of investment
    securities..............           --    (28,957,000)   (25,600,000)   (54,557,000)   (4,996,000)   (3,097,000)   (57,654,000)
  Sales of investment
    securities..............           --      5,955,000     36,378,000     42,333,000     7,883,000     3,095,000     45,428,000
  Purchases of property and
    equipment...............           --        (34,000)    (1,315,000)    (1,349,000)      (44,000)     (159,000)    (1,508,000)
  Long-term lease
    deposits................           --             --       (120,000)      (120,000)           --            --       (120,000)
                              -----------   ------------   ------------   ------------   -----------   -----------   ------------
        Net cash provided by
          (used in)
          investing
          activities........           --    (23,036,000)     9,343,000    (13,693,000)    2,843,000      (161,000)   (13,854,000)
                              -----------   ------------   ------------   ------------   -----------   -----------   ------------
Cash flows from financing
  activities:
  Stock issuances:
    Issued to Genentech.....       23,000      1,002,000             --      1,025,000            --            --      1,025,000
    Issued to other
      founders..............       15,000          5,000             --         20,000            --            --         20,000
    Private placements......           --     25,249,000      9,368,000     34,617,000            --     5,537,000     40,154,000
    Issuance costs of
      private placements....     (176,000)    (2,072,000)      (764,000)    (3,012,000)           --      (264,000)    (3,276,000)
    Exercise of employee
      stock options.........           --             --         40,000         40,000            --            --         40,000
  Loans from Genentech......      780,000        205,000             --      1,000,000            --            --      1,000,000
                              -----------   ------------   ------------   ------------   -----------   -----------   ------------
        Net cash provided by
          financing
          activities........      642,000     24,389,000      8,644,000     33,690,000            --     5,273,000     38,963,000
                              -----------   ------------   ------------   ------------   -----------   -----------   ------------
        Increase in cash and
          cash
          equivalents.......       38,000        603,000      6,177,000      6,818,000       (19,000)    1,113,000      7,931,000
Cash and cash equivalents at
  beginning of period.......           --         38,000        641,000             --       641,000     6,818,000             --
                              -----------   ------------   ------------   ------------   -----------   -----------   ------------
Cash and cash equivalents at
  end of period.............  $    38,000   $    641,000   $  6,818,000   $  6,818,000   $   622,000   $ 7,931,000   $  7,931,000
                              ===========   ============   ============   ============   ===========   ===========   ============
Supplemental schedule of
  noncash financing
  activities:
  Issuance of stock through
    conversion of Genentech
    note payable............  $        --   $  1,000,000   $         --   $  1,000,000   $        --   $        --   $  1,000,000
                              ===========   ============   ============   ============   ===========   ===========   ============
  Equipment acquired through
    capital leases
    (unaudited).............  $        --   $         --   $         --   $         --   $        --   $    86,000   $     86,000
                              ===========   ============   ============   ============   ===========   ===========   ============

See accompanying notes to financial statements.

                                  VAXGEN, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)

                         NOTES TO FINANCIAL STATEMENTS

(1) ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  (A) NATURE OF DEVELOPMENT STAGE ACTIVITIES

     VaxGen, Inc. ("Company") is a development stage biotechnology company formed to develop a vaccine (AIDSVAX) intended to eradicate HIV. The Company was incorporated on November 27, 1995 and since that date its principal activities have included defining and conducting research programs, conducting animal and human clinical trials, raising capital and recruiting scientific and management personnel.

     The Company's development activities involve inherent risks. These risks include, among others, dependence on key personnel and determination of patentability of the Company's products and processes. In addition, the Company has only one product candidate which has not yet obtained Food and Drug Administration approval. Successful future operations depend upon the Company's ability to obtain approval for and commercialize AIDSVAX.

  (B) INTERIM FINANCIAL STATEMENTS

     The financial information as of March 31, 1999 and for the three months ended March 31, 1998 and 1999 is unaudited. These interim financial statements have been prepared on substantially the same basis as the audited financial statements and in the opinion of management, contain all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of the financial information set forth therein.

  (C) CASH EQUIVALENTS

     All short-term investments with an original maturity at date of purchase of three months or less are considered to be cash equivalents. Cash equivalents consisting of commercial paper amounted to $572,000 and $6,490,000 at December 31, 1997 and 1998, respectively.

  (D) INVESTMENT SECURITIES

     Investment securities are classified as available-for-sale and carried at market value with unrealized gains and losses excluded from the statement of operations and reported as other comprehensive income. Realized gains and losses on sales of investment securities are determined on the specific identification method and are included in investment income, net.

  (E) PROPERTY AND EQUIPMENT

     Equipment, consisting of computers and other office equipment, is depreciated using the straight-line method over the assets' estimated useful lives of three to ten years. Leasehold improvements are amortized using the straight-line method over the shorter of the assets' estimated useful lives or the remaining term of the lease.

  (F) RESEARCH AND DEVELOPMENT COSTS

     Research and development costs are charged to expense as incurred.

  (G) INCOME TAXES

     Deferred income taxes are provided based on the estimated future tax effects of temporary differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases

                                  VAXGEN, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates that are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is established to reduce deferred tax assets to the amount expected to be realized.

  (H) FAIR VALUE OF FINANCIAL INSTRUMENTS

     The Company has financial instruments other than cash and investment securities, consisting of interest receivable, accounts payable, and a payable to Genentech. The fair value of these financial instruments approximates their carrying amount due to their short-term nature.

  (I) STOCK-BASED COMPENSATION

     The Company accounts for its stock option plans for employees in accordance with the provisions of Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. Accordingly, compensation expense related to employee stock options is recorded if, on the date of grant, the fair value of the underlying stock exceeds the exercise price. The Company applies the disclosure only requirements of Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation, which allows entities to continue to apply the provisions of APB 25 for transactions with employees, and to provide pro forma results of operations disclosures for employee stock option grants as if the fair-value-based method of accounting in SFAS 123 had been applied to these transactions.

  (J) COMPREHENSIVE LOSS

     As of January 1, 1998, the Company adopted Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income (Statement 130), which establishes new rules for the reporting and display of comprehensive income and its components. Statement 130 requires companies to report, in addition to net income or loss, other components of comprehensive income or loss. Unrealized gain on securities included in comprehensive loss for 1998 is net of the reclassification adjustment for realized losses included in net loss of $6,000. Adoption of Statement 130 had no effect on the Company's results of operations or financial position as reported in the financial statements.

  (K) LOSS PER SHARE

     Basic loss per share is computed on the basis of the weighted average number of shares outstanding for the reporting period. Diluted loss per share is computed on the basis of the weighted average number of common shares plus dilutive potential common shares outstanding using the treasury stock method. Potential dilutive common shares consist of shares issuable to holders of unexercised employee stock options and warrants outstanding. Options and warrants to purchase, in the aggregate, approximately 419,000, 751,000, 419,000 and 751,000 shares of common stock outstanding at December 31, 1997 and 1998 and March 31, 1998 and 1999 (unaudited), respectively, were not included in the calculation of diluted loss per share because the representative share increments would be antidilutive. No options or warrants were outstanding at December 31, 1996.

  (L) USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and

                                  VAXGEN, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  (M) IMPAIRMENT OF LONG-LIVED ASSETS

     The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of their carrying amount or fair value less costs to sell.

  (N) RECLASSIFICATIONS

     Certain prior year amounts have been reclassified to conform with the 1998 presentation.

  (O) BUSINESS SEGMENTS

     In 1998, the Company adopted Statement of Financial Accounting Standards No. 131 (SFAS 131), Disclosures about Segments of an Enterprise and Related Information. SFAS 131 requires an enterprise to report segment information based on how management internally evaluates the operating performance of its business units (segments). The Company's operations are confined to one business segment, the discovery and development of vaccines that immunize against certain infectious diseases.

(2) INVESTMENT SECURITIES

     The following summarizes the Company's investment securities at December
31:

                                                               GROSS         GROSS
                                               AMORTIZED     UNREALIZED    UNREALIZED      MARKET
                                                 COST          GAINS         LOSSES         VALUE
                                              -----------    ----------    ----------    -----------
1997:
Commercial paper............................  $17,733,000     $ 4,000         $--        $17,737,000
Government obligations......................    5,498,000       4,000          --          5,502,000
                                              -----------     -------         ---        -----------
                                              $23,231,000     $ 8,000         $--        $23,239,000
                                              ===========     =======         ===        ===========
1998:
Commercial paper............................  $ 3,962,000     $ 4,000         $--        $ 3,966,000
Government obligations......................    8,645,000      39,000          --          8,684,000
                                              -----------     -------         ---        -----------
                                              $12,607,000     $43,000         $--        $12,650,000
                                              ===========     =======         ===        ===========

     Amortized cost and market value of investment securities at December 31, 1998 by contractual maturity are shown below. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepare obligations with or without call or prepayment penalties.

                                                             AMORTIZED       MARKET
                        MATURITIES                             COST           VALUE
                        ----------                          -----------    -----------
Due in 1 year or less.....................................  $10,613,000    $10,637,000
Due between 1 year to 5 years.............................    1,994,000      2,013,000
                                                            -----------    -----------
                                                            $12,607,000    $12,650,000
                                                            ===========    ===========

                                  VAXGEN, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

     Investment income, net, includes interest of $0, $905,000 and $1,005,000 earned on investments and gains of $0, $0 and $8,000 realized upon the sale of investments for 1996, 1997 and 1998, respectively.

(3) PROPERTY AND EQUIPMENT

     Property and equipment consist of the following at December 31:

                                                               1997         1998
                                                              -------    ----------
Furniture and equipment.....................................  $34,000    $1,057,000
Leasehold improvements......................................       --       292,000
                                                              -------    ----------
                                                               34,000     1,349,000
Less accumulated depreciation and amortization..............    1,000        91,000
                                                              -------    ----------
                                                              $33,000    $1,258,000
                                                              =======    ==========

(4) RELATIONSHIP WITH GENENTECH

     The Company was founded in 1995 to develop and commercialize an HIV vaccine in partnership with Genentech. In 1996, in return for an equity interest (1,150,000 shares or 54% of the then outstanding and subscribed shares) in the Company, rights to maintain 25% ownership of the Company's common stock (through common stock warrants), a seat on the Board of Directors and certain manufacturing and marketing rights to the vaccine, Genentech granted the Company an exclusive license to certain technology.

     Genentech financed the formation of the Company by means of a $1,000,000 line of credit. Additionally, Genentech and the Company entered into an agreement whereby Genentech could convert the line of credit plus additional capital totaling $2,000,000 into shares of the Company's common stock concurrent with an initial private placement in March 1997. The conversion resulted in the issuance of 285,714 shares of common stock. Upon the final closing of the private placement, Genentech exercised its option to retain a 25% common stock ownership interest and thereby acquired an additional 86,640 shares of common stock for cash. At December 31, 1998, Genentech retained warrants for the exercise of additional common stock in the event of a second private placement in excess of $10 million or an Initial Public Offering (IPO). Such warrants were exercisable at the issue price per share of the additional capital raised and would allow Genentech to maintain its 25% ownership interest. The warrants expired unexercised at the completion of the Company's 1998 private placement in January 1999. Genentech has no rights beyond the second financing (whether by private placement or IPO) to maintain its 25% ownership position.

     The license agreement between the Company and Genentech, in part, defines the working relationship between the companies. Genentech has granted the Company an exclusive license to all patents and proprietary know-how that Genentech is free to license or sublicense related to the development of a vaccine to prevent HIV infection. Certain of the licensed technology is sublicensed or assigned to the Company under licenses from third parties to Genentech. The Company, as the exclusive licensee of Genentech, has assumed all of Genentech's obligations under these third-party license agreements. The initial term of the license agreement is 15 years from the commercial introduction date of a licensed product and will be determined on a country-by-country, product-by-product basis. In addition, upon entering the agreement, Genentech transferred to the Company 300,000 doses of the vaccine. Under the license agreement, the Company is required to use due diligence (as defined in the agreement) in developing, seeking regulatory approval for, and marketing and commercializing the vaccine.

                                  VAXGEN, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

     In connection with reaching this goal, the Company is required to achieve the filing of the first market approval for a product with the FDA not later than the fifth anniversary of the closing of the 1997 private placement, which occurred in March 1997. The Company and Genentech can agree to extend this requirement, subject to a two-year limit. If the Company fails to exercise due diligence, Genentech has the right to convert the exclusive license to a non-exclusive license, and may be entitled to terminate the license. Genentech may terminate the license agreement if the Company fails to: (1) maintain a tangible net worth of at least $1,000,000; or (2) meet certain due diligence milestones within two years of the date originally set for such milestones.

     As part of the license agreement, Genentech has an option to manufacture the vaccine and a one-time option to be responsible for marketing the vaccine worldwide. Should Genentech exercise its marketing option, Genentech will pay a license fee to the Company equal to 33% of the Company's developmental costs of the initial AIDSVAX product (including the Phase III clinical trials and regulatory submissions), as well as a percentage of ongoing profits on the sales of the vaccine. If Genentech does not elect its marketing option, it will receive a royalty on product sales; the royalty rate depends on whether Genentech elects to manufacture the vaccine being sold commercially.

     The Company has a service contract with Genentech originally expiring December 31, 1998, whereby Genentech supplies research, vaccine production, and administrative and regulatory support to the Company. Expenses incurred by VaxGen for 1996, 1997 and 1998 were $1,442,000, $2,352,000 and 690,000, respectively, under the contract. In excess of 95% of costs represent research and development expenses in each period and the remainder are general and administrative expenses. The contract has been extended under similar terms through December 31, 2000.

     Prior to September 1998, the Company leased office space from Genentech. Rent expense under this lease was $0, $18,000, and $80,000 in 1996, 1997, and 1998, respectively.

(5) STOCK OPTIONS AND WARRANTS

  (A) STOCK OPTION PLANS

     1996 Stock Option Plan

     The Company's 1996 Stock Option Plan (the Plan) has 500,000 shares of common stock reserved for grant. Options granted under the Plan may be designated as qualified or nonqualified at the discretion of the compensation committee of the Board of Directors. At December 31, 1998, 61,750 shares were available for grant under the Plan.

     Generally, options granted under the Plan vest and may be exercised over a four-year period in increments of 25% each year beginning one year from the date of grant; however, options can vest upon grant. All options expire no later than ten years from the date of grant. Qualified stock options are exercisable at not less than the fair market value of the stock at the date of grant and nonqualified stock options are exercisable at prices determined at the discretion of the Board of Directors, but not less that 85% of the fair market value of the stock at the date of grant. All Board approved options have been granted at an exercise price of $7.00 per share.

     1998 Director Stock Option Plan

     In 1998, the Board of Directors approved the 1998 Director Stock Option Plan (the Director Plan) for nonemployee directors. Under the Director Plan, 37,500 shares of common stock are reserved for grant. On May 6, 1998, nonemployee directors were granted options to purchase 8,571 shares of the Company's

                                  VAXGEN, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

common stock at an exercise price of $7.00 per share. Such options vested immediately. Under the Director Plan, options will automatically be granted to nonemployee directors on the date of the annual shareholders' meeting. The exercise price of each annual option grant is to be the fair market value of the Company's common stock on the grant date. Each annual option grant fully vests on the first anniversary of its grant date, subject to certain meeting attendance requirements. At December 31, 1998, 28,929 shares were available for grant under the Director Plan.

     A summary of stock option plans follows:

                                                                    STOCK OPTIONS
                                                              -------------------------
                                                                            WEIGHTED
                                                                            AVERAGE
                                                                         EXERCISE PRICE
                                                              SHARES       PER SHARE
                                                              -------    --------------
Outstanding at
  December 31, 1996.........................................       --        $  --
  Granted...................................................  200,000         7.00
  Exercised.................................................       --           --
  Canceled..................................................       --           --
                                                              -------        -----
Outstanding at
  December 31, 1997.........................................  200,000         7.00
  Granted...................................................  271,071         7.00
  Exercised.................................................   (5,750)        7.00
  Canceled..................................................  (24,250)        7.00
                                                              -------        -----
Outstanding at
  December 31, 1998.........................................  441,071        $7.00
                                                              =======        =====

     At December 31, 1998, options to purchase 116,696 shares were vested and exercisable under stock option plans. The weighted average remaining contractual life of stock options outstanding at December 31, 1998 is 9.0 years.

     Had compensation cost for the plan been determined consistent with SFAS 123, the Company's net loss and loss per share would have been adjusted to the pro forma amounts indicated below:

                                                             YEARS ENDED DECEMBER 31
                                                            --------------------------
                                                               1997           1998
                                                            -----------    -----------
Net loss -- as reported...................................  $(3,060,000)   $(9,163,000)
Net loss -- pro forma.....................................  $(3,005,000)   $(9,333,000)
Loss per share -- basic and diluted, as reported..........       $(0.60)        $(1.48)
Loss per share -- basic and diluted, pro forma............       $(0.60)        $(1.51)

     The fair value of each option grant is estimated on the date of grant using the minimum value method with the following assumptions used for grants in 1997 and 1998: expected dividend yield of 0%; expected volatility of 0%; risk-free interest rate of 6.0%; and expected lives of four years. Using these assumptions, the fair value of options granted in 1997 and 1998 was estimated as $0.74 per share.

     During 1998, the Board of Directors approved for grant options to purchase 174,925 shares of the Company's common stock at an exercise price of $7.00 per share and 302,900 shares at an exercise price of $9.50 per share. However, since the grant of such options would cause the number of shares outstanding to exceed the number of shares reserved for grant under the Plan, the Company's shareholders must approve an increase in the number of shares reserved for grant under the Plan. Because the shareholders

                                  VAXGEN, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

must first approve an increase in the number of shares reserved for grant, the financial effect of the grants, if any, has not been reported in these financial statements (note 8b).

  (B) COMMON STOCK WARRANTS

     In connection with the Company's 1997 private placement, certain consultants were issued warrants to purchase approximately 219,000 shares of the Company's common stock exercisable at $7.00 per share through June 2007. No warrants have been exercised to date.

     The Company similarly agreed to issue warrants to purchase approximately 91,000 shares of the Company's common stock exercisable at $9.50 per share to certain consultants in connection with the Company's 1998 private placement. Such warrants were earned in December 1998 and January 1999. The warrants are to be exercisable through 2009. No warrants have been exercised to date.

     Additionally, in connection with the 1997 private placement, the Company granted an unrelated party a first option to maintain its approximately 4.8% interest in the Company. Such right allows the party, at any subsequent private placement or IPO through March 31, 2002, the option to acquire a proportionate number of shares at an equivalent price to maintain its ownership percentage. The party exercised its option in connection with the 1998 private placement.

(6) INCOME TAXES

     The Company has reported no income tax benefits due to limitations on the recognition of deferred tax assets for financial reporting purposes.

     The tax effects of temporary differences and carryforwards that give rise to deferred tax assets are as follows:

                                                                    DECEMBER 31
                                                              ------------------------
                                                                 1997          1998
                                                              ----------    ----------
Deferred tax assets:
  Research and experimentation credit carryforwards.........  $  195,000    $  440,000
  Net operating loss carryforwards..........................   1,705,000     4,758,000
  Other.....................................................      49,000        50,000
                                                              ----------    ----------
          Total gross deferred tax assets...................   1,949,000     5,248,000
  Less valuation allowance..................................   1,949,000     5,248,000
                                                              ----------    ----------
          Net deferred tax assets...........................  $       --    $       --
                                                              ==========    ==========

     The increases in the valuation allowance for deferred tax assets of $1,203,000 in 1997 and $3,299,000 in 1998 are primarily attributable to increases in net operating loss and tax credit carryforwards whose utilization cannot reasonably be assured.

     At December 31, 1998 the Company had net operating loss carryforwards of approximately $13,995,000 and research and experimentation credit carryforwards of approximately $440,000 which are available to offset future Federal taxable income and income taxes, respectively, if any, and expire beginning in 2010.

(7) COMMITMENTS

  (A) LEASES

     The Company leases office facilities under cancelable operating leases, which expire from 1999 to 2005. Until September 1998, the Company also leased office space from Genentech.

                                  VAXGEN, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

     In August 1998, the Company commenced a lease for office space at Mahidol University in Bangkok, Thailand, ending at the conclusion of Phase III clinical trials in Thailand. The lease requires monthly payments of $2,000. Additionally, the Company began renovation of project office space at Taksin Hospital, also in Bangkok. The Company is required to pay up to $100,000 for renovations, for which the Company will receive use of the facility for a five-year term at no additional cost.

     The Company entered into a 62-month laboratory lease commencing January 1, 1999 which requires the Company to expend a minimum of $500,000 in leasehold improvements, in addition to its scheduled lease payments.

     Minimum annual payments, excluding required leasehold improvements and renovations, under the foregoing leases, are as follows:

1999......................................................  $571,000
2000......................................................   625,000
2001......................................................   650,000
2002......................................................   652,000
2003......................................................   677,000
Thereafter................................................   877,000

     Rent expense for 1996, 1997 and 1998 was $12,000, $66,000 and $353,000,
respectively.

  (B) EMPLOYMENT AGREEMENTS

     The Company has employment contracts with its Chairman and President ending in 2002. Such agreements provide for discretionary bonuses and annual increases in compensation as determined by the Board of Directors. Minimum compensation under these two contracts aggregates $500,000 annually. Such contracts also provide for the issuance of 125,000 shares of the Company's common stock to both the Chairman and President of the Company once the per share value of the Company's common stock has reached $28.00 over a 30 day period. This represents four times the per share value of the Company's common stock based on the 1997 private placement, or upon a change in control. If the shares are issued as a result of the common stock reaching an average value of $28 per share, the Company will record an immediate non-cash charge of $7,000,000 to expense.

  (C) CLINICAL TRIALS

     In connection with Phase III clinical trials, the Company has contracted with or will contract for the services of 50 to 60 medical clinics. The clinics will provide the location, clinicians, oversight, and volunteers for the three year testing of the Company's vaccine. Payment will be made over the period based on the number of volunteers vaccinated, the number of return visits and the subsequent testing and follow-up of these volunteers. Total commitments will aggregate approximately $25,000,000, of which the Company had paid approximately $2,400,000 as of December 31, 1998.

(8) SUBSEQUENT EVENTS

     (A) In connection with the Company's 1998 private placement, the final closing and issuance of 583,913 shares of common stock for proceeds of $5,273,000, net of issue costs of $264,000, occurred on January 11, 1999.

     (B) On April 1, 1999, the shareholders concurrently approved a one-for-two reverse split of the number of shares of issued and outstanding common stock of the Company effective April 9, 1999 and a

                                  VAXGEN, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

reduction in the number of common shares authorized from 30,000,000 to 20,000,000. These financial statements and the notes thereto reflect these changes for all periods presented.

     Additionally, on April 1, 1999, the shareholders of the Company approved an increase in the number of shares reserved for grant under the 1996 stock option plan to 1,750,000 shares. This represents the measurement date for previously granted but unapproved options (note 5a). As a result, the Company recorded deferred compensation in the amount of $437,000 representing the excess of the fair market value of the common shares on April 1, 1999 ($9.50 per share) over the exercise price of the options. Additionally, the Company recorded an immediate charge to expense of $100,000 for the portion of the vesting period elapsed at April 1. The deferred compensation will be amortized to expense over the remaining vesting period.

--------------------------------------------------------------------------------

Until ___ , all dealer effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.
--------------------------------------------------------------------------------

                                 [VAXGEN LOGO]

                             PRUDENTIAL SECURITIES
                             PUNK, ZIEGEL & COMPANY

--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

Securities and Exchange Commission registration fee*........  $   14,866
NASD filing fee.............................................       5,848
Nasdaq listing fee..........................................      78,875
Legal fees and expenses.....................................     300,000
Accountants' fees and expenses..............................     100,000
Printing and engraving expenses.............................     150,000
Transfer agent and registrar fees...........................      10,000
Directors' and officers' insurance expenses.................     350,000
Miscellaneous expenses......................................     290,411
                                                              ----------
          Total.............................................  $1,300,000
                                                              ==========

---------------
* All expenses other than the SEC registration fee, the NASD filing fee and the Nasdaq listing fee are estimates.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation's board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933. Our amended and restated certificate of incorporation and amended and restated bylaws provide for indemnification of directors, officers, employees and other agents to the maximum extent permitted by Delaware General Corporation Law. The underwriting agreement also provides for cross-indemnification among VaxGen and the underwriters with respect to certain matters, including matters arising under the federal securities laws. We have entered into an indemnification agreement with Ms. Katz, a director nominee, under which we have agreed to indemnify Ms. Katz with respect to any liability in connection with this offering.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

     Since November 27, 1995, we have issued and sold the following unregistered securities (adjusted to reflect the one-for-two reverse split):

          (1) On April 10, 1996, we issued 1,150,000 shares of common stock to Genentech, 500,000 shares of common stock to Donald P. Francis, and 250,000 shares of common stock to Robert C. Nowinski, at a purchase price of $0.02 per share for an aggregate purchase price of $38,000. Each of these purchases are insiders of VaxGen. We relied on Section 4(2) and Rule 701 for exemption.

          (2) On October 29, 1996, we issued an aggregate of 230,000 shares of common stock to certain accredited investors at a purchase price of $0.02 per share for an aggregate purchase price of $4,600; including 133,333 shares to Donald P. Francis, 66,666 shares to Robert C. Nowinski, and 20,000 shares to Stephen C. Francis. We relied on Section 4(2) and Rule 506 for exemption.

          (3) From March 12, 1997 through December 31, 1997, we issued an aggregate of 3,607,047 shares of common stock to certain accredited investors at a price of $7.00 per share for an aggregate amount of $25,249,329; including 6,414 shares to Robert C. Nowinski. We also issued an aggregate of 372,354 shares of common stock to Genentech at an average price of $5.38 per share for an aggregate amount of $2,002,000. We relied on Section 4(2) and Rule 506 for exemption.

          (4) From December 4, 1998 through January 11, 1999, we issued an aggregate of 1,570,010 shares of common stock to certain accredited investors at a price of $9.50 per share for an aggregate amount of $14,915,095; including 20,000 shares to Stephen C. Francis. We relied on
     Section 4(2) and Rule 506 for exemption.

          (5) From November 17, 1997 through April 30, 1998, we granted options to employees under the 1996 stock option plan to purchase an aggregate of 637,425 shares of common stock at an exercise price of $7.00 per share. We relied on Rule 701 for exemption.

          (6) From January 1, 1999 through April 15, 1999, we granted options to employees and consultants under the 1996 stock option plan to purchase an aggregate of 452,875 shares of common stock at an exercise price of $9.50 per share. We relied on Rule 701 for exemption.

          (7) On April 1, 1999 we granted options to employees under the 1996 stock option plan to purchase an aggregate of 8,000 shares of common stock at an exercise price of $13.40 per share. We relied on Rule 701 for exemption.

          (8) On May 6, 1998 we granted options to three directors under the 1998 director stock option plan to purchase an aggregate of 8,571 shares of common stock at an exercise price of $7.00 per share. We relied on Rule 701 for exemption.

          (9) On July 25, 1997 we issued aggregate warrants to purchase up to 218,947 shares of common stock in connection with our 1997 private placement. We relied on Section 4(2) and Rule 506 for exemption.

          (10) We issued aggregate warrants to purchase up to 90,878 shares of common stock in connection with our 1998 private placement to consultants. We relied on Section 4(2) and Rule 506 for exemption.

          (11) As of April 15, 1999 we have issued an aggregate of 5,750 shares of common stock to employees on exercise of options. We received an consideration of $40,250 for such shares. We relied on Rule 701 for exemption.

     No underwriters were engaged in connection with these issuances and sales.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) EXHIBITS

EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------
     1.1* Form of Underwriting Agreement
     3.1  Amended and Restated Certificate of Incorporation
     3.2* Amended and Restated Bylaws
     4.1* Specimen stock certificate
     5.1* Opinion of Graham & James LLP/Riddell Williams P.S.
    10.1  Registration Rights Agreement between VaxGen and Genentech, dated as of May 5, 1997
    10.2  1996 Registration Rights Agreement between VaxGen and certain stockholders
    10.3  1998 Registration Rights Agreement between VaxGen and certain stockholders
    10.4  1996 Stock Option Plan
    10.5  1998 Director Stock Option Plan
    10.6  Form of stock option agreement
    10.7  Form of common stock warrant
    10.8  Right of First Option Agreement between VaxGen and Leon A.
          Greenblatt, dated March 14, 1997
    10.9  Amended and Restated Employment Agreement between VaxGen and
          Robert C. Nowinski, dated January 1, 1998
    10.10 Amended and Restated Employment Agreement between VaxGen and
          Donald P. Francis, dated January 1, 1998
    10.11 Employment Agreement between VaxGen and Phillip W. Berman, dated as of October 10, 1997
    10.12 Employment Agreement between VaxGen and John G. Curd, dated as of May 3, 1999
    10.13 Employment Agreement between VaxGen and Carter A. Lee, dated as of April 1, 1999
    10.14 License Agreement with Genentech, dated as of May 1, 1996
    10.15 Services Agreement with Genentech, dated as of January 1,
          1999
    10.16 Letter of Intent for Supply Development Agreement between
          VaxGen and Pasteur Merieux Serums et Vaccins (Pasteur
          Merieux Connaught), dated April 10, 1998
    10.16.1 Amendment to Letter of Intent for Supply Development
          Agreement between VaxGen and Pasteur Merieux Serums et
          Vaccins (Pasteur Merieux Connaught), dated May 3, 1999
    10.17 Form of trial clinic agreement
    10.18 Lease Agreement between VaxGen and Oyster Point Tech Center
          LLC, dated October 26, 1998
    10.19 Lease Agreement between VaxGen and Spieker Properties, L.P., dated May 20, 1998.
    23.1  Consent of Graham & James LLP/Riddell Williams P.S.
          (included in Exhibit 5.1)
    23.2  Consent of KPMG LLP
    23.3  Consent of Roberta R. Katz
    24.1  Power of attorney (included on page II-5)
    27.1  Financial data schedule

---------------
* To be filed by amendment.

(b) FINANCIAL STATEMENT SCHEDULE

ITEM 17. UNDERTAKINGS

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

     The undersigned registrant hereby undertakes:

          (1) That for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) That for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Seattle, Washington on May 7, 1999.

                                          VAXGEN, INC.

                                          By: /s/ Robert C. Nowinski
                                            ------------------------------------
                                              Robert C. Nowinski, Chairman of
                                              the Board and Chief Executive
                                              Officer

                               POWER OF ATTORNEY

     Each person whose signature appears below constitutes and appoints Donald
P. Francis and Robert C. Nowinski, and each of them, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this registration statement and a new registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933 and to file the same, with all exhibits thereto, and other documents in connection therewith, with the United States Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the foregoing, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

                      SIGNATURE                                      TITLE                    DATE
                      ---------                                      -----                    ----

               /s/ Robert C. Nowinski                   Chairman of the Board and Chief   May 7, 1999
-----------------------------------------------------    Executive Officer (Principal
                 Robert C. Nowinski                           Executive Officer)

                /s/ Donald P. Francis                       President and Director        May 7, 1999
-----------------------------------------------------
                  Donald P. Francis

                  /s/ Carter A. Lee                    Senior Vice President, Finance &   May 7, 1999
-----------------------------------------------------      Administration (Principal
                    Carter A. Lee                             Financial Officer)

                /s/ Phillip W. Berman                  Senior Vice President, Research &  May 7, 1999
-----------------------------------------------------        Development, Director
                  Phillip W. Berman

               /s/ Stephen C. Francis                              Director               May 7, 1999
-----------------------------------------------------
                 Stephen C. Francis

                /s/ William D. Young                               Director               May 7, 1999
-----------------------------------------------------
                  William D. Young